                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For the month of April 2003


                               DAIMLERCHRYSLER AG
                (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                    (Address of principal executive office)


          [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                             Form 20-F /X/     Form 40-F / /

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                   Yes / /      No /X/

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

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                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.   Agenda for the 5th Annual Meeting to be held on April 9, 2003

2. Notice to Stockholders in connection with the 5th Annual Meeting to be held on April 9, 2003, setting forth counter-motions proposed by certain stockholders

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management's current views with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and
"should" and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; increased sales incentives; whether the Chrysler Group, Freightliner, and Mitsubishi Motors can implement their turnaround plans; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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                                                                               1

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                                DAIMLERCHRYSLER

                                [GRAPHIC]

                                AGENDA

                                5th Annual Meeting


                                                  DaimlerChrysler AG, Stuttgart,
                                                  April 9, 2003, Messe Berlin

2 | Agenda 2003

           CONTENTS

      3 |  1. Presentation of the Audited Financial Statements, the Approved
              Consolidated Financial Statements, and Management Reports for DaimlerChrysler AG and the Group for the 2002 Financial Year and the Report of the Supervisory Board

      3 |  2. Resolution on the Allocation of Unappropriated Profit

      3 |  3. Resolution on Ratification of Board of Management Actions in the
              2002 Financial Year

      3 |  4. Resolution on Ratification of Supervisory Board Actions in the
              2002 Financial Year

      3 |  5. Resolution on the Appointment of Auditors for the 2003 Financial
              Year

      4 |  6. Resolution on Authorizing the Company to Acquire Its Own Shares

      6 |  7. Resolution on the cancellation of the Authorized Capital I and
              II, Cancellation of Conditional Capital II and III, the Renaming of Conditional Capital IV, V and VI and Amendment of the Memorandum and Articles of Incorporation

      7 |  8. Resolution on the Creation of a New Authorized Capital I in
              Exchange for Cash Contribution and Amendment of the Memorandum and Articles of Incorporation

      9 |  9. Resolution on the Creation of a New Authorized Capital II in
              Exchange for Non-Cash Contribution and Amendment of the Memorandum and Articles of Incorporation

     10 | 10. Resolution on the Creation of a New Authorized Capital III for the Issue of Employee Shares and Amendment of the Memorandum and Articles of Incorporation

     11 | 11. Resolution on the Change to the Company's Purpose

     11 | 12. Resolution on the Amendment of the Memorandum and Articles of
              Incorporation Pertaining to the Supervisory Board

     18 | 13. Resolution Concerning Changes to the Remuneration of the
              Supervisory Board and Amendment of the Memorandum and Articles of Incorporation

     20 | 14. Resolution on the Amendment of the Memorandum and Articles of
              Incorporation Concerning the Venue for the Annual Meeting and Proxy Voting

     21 | 15. Resolution on the Amendment of the Memorandum and Articles of
              Incorporation Pertaining to the Shareholders' Participation in Profits

     22 | 16. Other Amendments to the Memorandum and Articles of
              Incorporation

     23 | 17. Resolution on Approval of Conclusion of Intercompany Agreements

     24 | Report of the Board of Management on Agenda Item 6

     26 | Report of the Board of Management on Agenda Items 8, 9 and 10

     29 | Note on Agenda Item 17

     30 | Conditions governing attendance at the Annual Meeting and exercise of voting rights

     31 | Appendix to the Agenda

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                                                                 Agenda 2003 | 3

DEAR SHAREHOLDER:

Our 5TH ANNUAL MEETING will be held on WEDNESDAY, APRIL 9, 2003, AT 10.00 A.M., at the Berlin Trade Fair Center (Messe Berlin), Special Entrance, corner of Masurenallee/ Messedamm, 14055 Berlin, Germany. The invitation and the agenda were published in the electronical Federal Gazette (elektronischer Bundesanzeiger) on February 25, 2003.

AGENDA

1. PRESENTATION OF THE AUDITED FINANCIAL STATEMENTS, THE APPROVED CONSOLIDATED FINANCIAL STATEMENTS, AND MANAGEMENT REPORTS FOR DAIMLERCHRYSLER AG AND THE GROUP FOR THE 2002 FINANCIAL YEAR AND THE REPORT OF THE SUPERVISORY BOARD

     The aforementioned documents can be examined at the company's registered office at Epplestrasse 225, D-70567 Stuttgart, and on the Internet at www.daimlerchrysler.com/ir/am2003. Promptly upon request, each shareholder shall receive a copy of the aforementioned documents free of charge.

2.   RESOLUTION ON THE ALLOCATION OF UNAPPROPRIATED PROFIT

     The Board of Management and the Supervisory Board recommend that the unappropriated profit of EURO 3,147,002,560.00 be allocated as follows:

--------------------------------------------------------------------------------
     Dividend distribution of EURO 1.50
      for each share
      entitled to dividends                           EURO 1,519,205,239.50
--------------------------------------------------------------------------------
     Transfer to disclosed reserves                   EURO 1,627,797,320.50
--------------------------------------------------------------------------------
     Profit carried forward
--------------------------------------------------------------------------------
     Unappropriated profit                            EURO 3,147,002,560.00
--------------------------------------------------------------------------------

     The dividend shall be paid out on April 10, 2003.

3. RESOLUTION ON RATIFICATION OF BOARD OF MANAGEMENT ACTIONS IN THE 2002 FINANCIAL YEAR

     The Board of Management and the Supervisory Board recommend that the actions of the Board of Management be ratified.

4. RESOLUTION ON RATIFICATION OF SUPERVISORY BOARD ACTIONS IN THE 2002 FINANCIAL YEAR

     The Board of Management and the Supervisory Board recommend that the actions of the Board of Management be ratified.

5.   RESOLUTION ON THE APPOINTMENT OF AUDITORS FOR THE 2003 FINANCIAL YEAR

     The Supervisory Board recommends that KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprufungsgesellschaft, Frankfurt am Main and Berlin, be appointed as auditors for the 2003 financial year.

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4 | Agenda 2003

6.   RESOLUTION ON AUTHORIZING THE COMPANY TO ACQUIRE ITS OWN SHARES

     Since the authorization issued by the last Annual Meeting allowing the company to acquire its own ordinary shares shall expire in the course of the financial year, the Board of Management is to be granted new authorization to acquire its own ordinary shares.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) The company shall be authorized to acquire shares in the company in order to

         - introduce shares in the company to foreign stock exchanges where they have not yet been admitted for trading or

         - be able to offer company shares to third parties in the context of mergers with companies or in the context of the acquisition of companies or participating interests in companies or

         - offer such shares for subscription to members of the Board of Management of the company, members of management of affiliated companies pursuant to sections 15 et seq. German Stock Corporation Act (Aktiengesetz) and other management staff of the company and its affiliated companies (hereinafter collectively referred to as:
           "management") in the context of the Stock Option Plan agreed at the Annual Meeting on April 19, 2000 under Agenda Item 8 or

         - offer them as employee shares to employees of the company and its affiliated companies pursuant to Sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending or

         - cancel such shares.

     b) The authorization is limited to the acquisition of shares with an allocable portion of capital stock of EURO 263,000,000.00, or nearly 10% of the capital stock of EURO 2,633,289,081.80 reported as of December 31, 2002. The authorization may be exercised within the above limitation wholly or in installments once or several times for the pursuit of one or more purposes. The acquired shares may not, in combination with other own shares in the possession of the company or to be attributed to the company pursuant to Sections 71 a et seq. German Stock Corporation Act (Aktiengesetz), at any time exceed 10% of the capital stock.

         The authorization shall take effect on April 10, 2003 and shall be valid until October 9, 2004. The authorization for the company to acquire its own shares resolved by the Annual Meeting of the Shareholders of DaimlerChrysler AG on April 10, 2002 shall lapse as from the time that this new authorization comes into effect.

     c) The acquisition shall be accomplished via the stock exchange or through a public offering made to all shareholders of the company.

         - If the acquisition of the shares is accomplished via the stock exchange, the amount paid by the company per share (excluding transaction costs) may not exceed the price determined at the opening of Xetra trading (or at the opening of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange by more than 5% and may not be more than 5% lower than that price.

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                                                                 Agenda 2003 | 5

         - If the acquisition is accomplished through a public offering to all shareholders of the company, the offered purchase price or the prescribed values of the offered purchase price margin per share (excluding transaction costs) may not exceed the closing price at the close of Xetra trading (or the close of a functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the third trading day prior the day of publication of the offering by more than 20% or be more than 20% lower than that price. The volume of the offer may be limited. If the entire subscription of the offer exceeds this volume, acceptance must be in proportion to the shares included in each offering. A preferential acceptance of a lower number of up to 100 company shares offered for purchase per shareholder of the company can be stipulated.

           The provisions of the German Securities Acquisition and Takeover Act are to be adhered to provided that and to the extent that they apply.

     d) The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to introduce shares of the company to foreign stock exchanges where they have not previously been admitted for trading.

     e) The Board of Management is authorized to offer company shares acquired as a result of the aforementioned authorization to third parties in the context of corporate mergers or the acquisition of companies or participating interests in companies.

     f) The Board of Management is authorized to use company shares acquired as a result of the aforementioned authorization to meet the subscription rights granted to management in the context of the Stock Option Plan resolved under Agenda Item 8 by the Annual Meeting of the Shareholders on April 19, 2000.

         The decision on the extent to which such shares are to be transferred to members of the Board of Management, lies with the Supervisory Board of the company.

     g) The Board of Management is authorized to issue company shares acquired as a result of the aforementioned authorization to employees of the company and its affiliated companies pursuant to Sections 15 et seq. German Stock Corporation Act (Aktiengesetz) or, if the employee shares are acquired as part of securities lending, to use them to fulfill the obligations arising from this securities lending.

     h) The Board of Management is authorized to retire and cancel company shares acquired as a result of the aforementioned authorization without the cancellation or execution thereof requiring an additional resolution by the Annual Meeting of the Shareholders.

     i) The authorizations described under points d), e), f), g) and h) above may be exercised wholly or in installments, once or several times, individually or together. The price at which shares in the company are introduced to such exchanges pursuant to the authorization in d) or at which they are issued to third parties pursuant to the authorization in
         e) may not be more than 5% lower (excluding transaction costs) than the opening price in Xetra trading (or the functionally equivalent successor to the Xetra system) on the Frankfurt Stock Exchange on the date of the initial public offering or the date of the binding agreement with the third party.

     j) The right of the shareholders to subscribe to the company's own shares shall be excluded in so far as these shares are used as a result of the aforementioned authorizations in d), e), f) and g).

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6 | Agenda 2003

7. RESOLUTION ON THE CANCELLATION OF THE AUTHORIZED CAPITAL I AND II, CANCELLATION OF CONDITIONAL CAPITAL II AND III, THE RENAMING OF CONDITIONAL CAPITAL IV, V AND VI AND AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION

     Section 3 (2) of the Memorandum and Articles of Incorporation authorizes the Board of Management to increase the capital stock in exchange for cash contributions (Authorized Capital I) and Section 3 (3) provides for an authorization to increase the capital stock in exchange for cash contributions for the purpose of issuing employee shares (Authorized Capital II). These authorizations expire on April 30, 2003. They should therefore be cancelled and be replaced by new Authorized Capital I, II and III, which shall be more extensive in terms of both amount and content. This change shall cause the paragraphs after Section 3 (3) to each move back one paragraph.

     Section 3 (6) of the Memorandum and Articles of Incorporation also provides for a Conditional Capital II and Section 3 (7) a Conditional Capital III. Since the purpose of these conditional capital increases was to enable the consummation of the merger with the former Daimler-Benz Aktiengesellschaft and they are now no longer required, they are to be cancelled. This should cause a change in the numbering of the continuing conditional capital increases.

     What was previously Conditional Capital IV therefore is to become Conditional Capital II, the former Conditional Capital V is to become Conditional Capital III and the former Conditional Capital VI is to become Conditional Capital IV.

     At the same time, the conditional capital increases referred to in Section 3 are to be reorganized in ascending order. In terms of content, the conditional capital increases are to remain unchanged. The paragraphs that follow Section 3 (7) move up as a result of the cancellation of Conditional Capital II and III and change order within the consecutive numbering sequence.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a)  Cancellation of the existing Authorized Capital I
         The authorization of the Board of Management, pursuant to Section 3 (2) of the Memorandum and Articles of Incorporation, to increase the capital stock of the corporation in the period up to April 30, 2003 by up to EURO 255,645,940.60 (Authorized Capital I) issued by the Annual Meeting on May 27, 1998 under Agenda Item 7, upon the approval of the Supervisory Board by issuing new, no par value registered shares in exchange for cash contributions, shall be cancelled.

     b)  Cancellation of the existing Authorized Capital II
         The authorization of the Board of Management, pursuant to Section 3 (3) of the Memorandum and Articles of Incorporation, to increase the capital stock of the corporation in the period up to April 30, 2003 by up to EURO 25,564,594.06 (Authorized Capital II) issued by the Annual Meeting on May 27, 1998 under Agenda Item 7, upon the approval of the Supervisory Board by issuing new, no par value registered shares in exchange for cash contributions for the purpose of issuing employee shares, shall be cancelled.

     c)  Cancellation of the existing Conditional Capital II
         The Conditional Capital pursuant to Section 3 (6) of the Memorandum and Articles of Incorporation in the amount of up to EURO 44,460,000.00 (Conditional Capital II) for the purpose of the consummation of the merger with Daimler-Benz Aktiengesellschaft shall be cancelled.

                                                                 Agenda 2003 | 7

     d)  Cancellation of the existing Conditional Capital III
         The Conditional Capital pursuant to Section 3 (7) of the Memorandum and Articles of Incorporation in the amount of up to EURO 40,716,000.00 (Conditional Capital III) for the purpose of the consummation of the merger with Daimler-Benz Aktiengesellschaft shall be cancelled.

     e)  Amendment of the Memorandum and Articles of Incorporation
         The continuing conditional capital increases provided for in Section 3 of the Memorandum and Articles of Incorporation shall be renamed as follows:

         The name contained in Section 3 (8) (old) of the Memorandum and Articles of Incorporation
         "residually Conditional Capital IV" shall be replaced by the name "residually Conditional Capital II".
         The name contained in Section 3 (9) (old) of the Memorandum and Articles of Incorporation
         "residually Conditional Capital V" shall be replaced by the name "residually Conditional Capital III".
         The name contained in Section 3 (5) (old) of the Memorandum and Articles of Incorporation
         "Conditional Capital VI" shall be replaced by the name "residually Conditional Capital IV".
         In terms of content, the conditional capital increases remain unchanged.

         As a result of the cancellation of the Conditional Capital II and III, the reordering of the remaining conditional capital increases and the amendments to the Memorandum and Articles of Incorporation which are to be proposed for resolution, the position of the remaining paragraphs of
         Section 3 of the Memorandum and Articles of Incorporation shall be changed as follows:
         para. 4 (old) becomes para. 5 (new);
         para. 5 (old) becomes para. 8 (new);
         para. 8 (old) becomes para. 6 (new);
         para. 9 (old) becomes para. 7 (new);

8. RESOLUTION ON THE CREATION OF A NEW AUTHORIZED CAPITAL I IN EXCHANGE FOR CASH CONTRIBUTION AND AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION

     To ensure that the Board of Management remains able in future to use authorized capital to strengthen the company's equity base, a new authorized capital increase must be created and placed at the disposal of the Board of Management for such purposes.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) The Board of Management shall be authorized to increase the capital stock of the corporation through April 8, 2008 by a total of EURO 500,000,000.00 (Authorized Capital I), in one lump sum or by separate partial increases at different times, upon the approval of the Supervisory Board, by issuing new, no par value registered shares in exchange for cash contributions. The shareholders are to be granted stock subscription rights.

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8 | Agenda 2003

         The Board of Management, however, shall be authorized to exclude the subscription rights upon the approval of the Supervisory Board to the extent the residual amounts or balances are required to compensate. Further, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to suspend the subscription rights of the shareholders, if this is necessary, to grant a subscription right to holders of warrants or holders of convertible bonds or notes previously issued by Daimler-Benz Aktiengesellschaft or its subsidiaries or previously issued or still to be issued by DaimlerChrysler AG or its subsidiaries in the future, in the amounts to which such holders would be entitled upon the exercise of their warrants or conversion rights or upon the fulfillment of their conversion obligations. Furthermore, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to suspend the stock subscription rights of shareholders if the issue price of the new shares is not significantly lower than the stock market price; provided, however, that this authorization applies only if the value of the shares issued under the suspension of the subscription rights in line with Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) does not exceed a total of 10% of the capital stock, either at the time this authorization takes effect or when it is exercised. The sale of own shares is to be included in this limit of 10% of the capital stock, insofar as it takes place during the suspension of subscription rights due to an authorization to sell own shares in line with Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time of this authorization or an authorization in lieu thereof. Furthermore, shares issued or to be issued by way of honoring bonds with conversion and/or warrants are to be included in this limit of 10% of the capital stock, if the bonds were issued during the suspension of subscription rights due to an authorization to issue bonds in line with Section 186
         (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time this authorization takes effect or an alternative authorization taking effect in line with Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz).

         The Board of Management, with the approval of the Supervisory Board, shall be authorized to stipulate the further content of the stock rights and the conditions for issuing shares.

     b) Section 3 (2) of the Memorandum and Articles of Incorporation shall be reformulated as follows (1):

         "(2) The Board of Management is authorized to increase the capital stock of the corporation through April 8, 2008 by a total of EURO 500,000,000.00 (Authorized Capital I), in one lump sum or by separate partial increases at different times, upon the approval of the Supervisory Board, by issuing new, no par value registered shares in exchange for cash contributions. The shareholders are to be granted stock subscription rights.

     (1) This is a translation. The German text is legally binding.

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                                                                 Agenda 2003 | 9

     The Board of Management, however, is authorized to exclude the subscription rights upon the approval of the Supervisory Board to the extent the residual amounts or balances are required to compensate. Further, the Board of Management is authorized, subject to the approval of the Supervisory Board, to suspend the subscription rights of the shareholders, if this is necessary, to grant a subscription right to holders of warrants or holders of convertible bonds or notes previously issued by Daimler-Benz Aktiengesellschaft or its subsidiaries or previously issued or still to be issued by DaimlerChrysler AG or its subsidiaries in the future, in the amounts to which such holders would be entitled upon the exercise of their warrants or conversion rights or upon the fulfillment of their conversion obligations. Furthermore, the Board of Management is authorized, subject to the approval of the Supervisory Board, to suspend the stock subscription rights of shareholders if the issue price of the new shares is not significantly lower than the stock market price; provided, however, that this authorization applies only if the value of the shares issued under the suspension of the subscription rights in line with Section 186 para 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz) does not exceed a total of 10% of the capital stock, either at the time this authorization takes effect or when it is exercised. The sale of own shares is to be included in this limit of 10% of the capital stock, insofar as it takes place during the suspension of subscription rights due to an authorization to sell own shares in line with Section 186 para 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time of this authorization or an authorization in lieu thereof. Furthermore, shares issued or to be issued by way of honoring bonds with conversion and/or warrants are to be included in this limit of 10% of the capital stock, if the bonds were issued during the suspension of subscription rights due to an authorization to issue bonds in line with Section 186 para 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time this authorization takes effect or an alternative authorization taking effect in line with Section 186 para 3 sentence 4 of the German Stock Corporation Act (Aktiengesetz).

     The Board of Management, with the approval of the Supervisory Board, is authorized to stipulate the further content of the stock rights and the conditions for issuing shares."

9. RESOLUTION ON THE CREATION OF A NEW AUTHORIZED CAPITAL II IN EXCHANGE FOR NON-CASH CONTRIBUTION AND AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION

     To ensure that the Board of Management remains able in future to use authorized capital, particularly for the acquisition of companies and participating interests in companies, and to be able to call upon non-cash capital increases to do so, new authorized capital must be created and placed at the disposal of the Board of Management for such purposes.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) The Board of Management shall be authorized to increase the capital stock of the corporation through April 8, 2008 by a total of EURO 500,000,000.00 (Authorized Capital II), in one lump sum or by separate partial increases at different times, upon the approval of the Supervisory Board, by issuing new, no par value registered shares in exchange for non-cash contributions. The Board of Management shall be authorized, subject to the approval of the Supervisory Board, to suspend the stock subscription rights of shareholders. The Board of Management, with the approval of the Supervisory Board, shall be authorized to stipulate the further content of the stock rights and the conditions for issuing shares.

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10 | Agenda 2003

     b) A new Section 3 (3) shall be inserted into the Memorandum and Articles of Incorporation, to be worded as follows(1):

         "(3) The Board of Management is authorized to increase the capital stock of the corporation through April 8, 2008 by a total of EURO 500,000,000.00 (Authorized Capital II), in one lump sum or by separate partial increases at different times, upon the approval of the Supervisory Board, by issuing new, no par value registered shares in exchange for non-cash contributions. The Board of Management is authorized, subject to the approval of the Supervisory Board, to suspend the stock subscription rights of shareholders. The Board of Management, with the approval of the Supervisory Board, is authorized to stipulate the further content of the stock rights and the conditions for issuing shares."

10. RESOLUTION ON THE CREATION OF A NEW AUTHORIZED CAPITAL III FOR THE ISSUE OF EMPLOYEE SHARES AND AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION

     To ensure that the Board of Management remains able in future to use authorized capital to issue employee shares, a new authorized capital must be created and placed at the disposal of the Board of Management for such purposes. Furthermore, the Board of Management must be in a position in future to procure those shares that are to be issued as employee shares by way of securities lending and to use the new shares to fulfill the obligations arising from such securities lending, in order to facilitate the issue of employee shares.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) The Board of Management shall be authorized to increase the capital stock of the corporation through April 8, 2008 by a total of EURO 26,000,000.00 (Authorized Capital III), in one lump sum or by separate partial increases at different times, upon the approval of the Supervisory Board, by issuing new, no par value registered shares in exchange for cash or non-cash contributions, in order to issue new shares to employees of DaimlerChrysler AG and its subsidiaries. The shares to be issued to employees of DaimlerChrysler AG and its subsidiaries may also be procured as part of securities lending, and the new shares may be used to fulfill the obligations arising from this securities lending. The subscription rights of shareholders is excluded. The Board of Management, with the approval of the Supervisory Board, shall be authorized to stipulate the further content of the stock rights and the conditions for issuing shares.

     b) Section 3 (3) (old)/Section 3 (4) (new) of the Memorandum and Articles of Incorporation shall be reworded as follows(1):

         "(4) The Board of Management is authorized to increase the capital stock of the corporation through April 8, 2008 by a total of EURO 26,000,000.00 (Authorized Capital III), in one lump sum or by separate partial increases at different times, upon the approval of the Supervisory Board, by issuing new, no par value registered shares in exchange for cash or non-cash contributions, in order to issue the new shares to employees of DaimlerChrysler AG and its subsidiaries. The shares to be issued to employees of DaimlerChrysler AG and its subsidiaries may also be procured as part of securities lending, and the new shares may be used to fulfill the obligations arising from this securities lending. The subscription rights of the shareholders is excluded. The Board of Management, with the approval of the Supervisory Board, is authorized to stipulate the further content of the stock rights and the conditions for issuing shares."

     (1) This is a translation. The German text is legally binding.

                                                                Agenda 2003 | 11

11.  RESOLUTION ON THE CHANGE TO THE COMPANY'S PURPOSE(1)

     The description of the company's objects is to be amended in the Memorandum and Articles of Incorporation to address the fact that the company's activities are now more narrowly focused on the automotive sector and closely related activities.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) In Section 2 (1) of the Memorandum and Articles of Incorporation the 4th bullet point containing the words "plants, machinery and equipment for power generation, distribution and utilization" and in the 5th bullet point the words "electrical and" and in the 6th bullet point the words "business consultancy," and in the 7th bullet point the words ", media and trade fair operations" are to be deleted.

     b) Section 2 (1) of the Memorandum and Articles of Incorporation shall in future read as follows:

         "(1) The general purpose for which the corporation is organized is to engage, directly or indirectly, in the business of development, production and sale of products and to render services, especially in the following lines of business:
         - surface vehicles,
         - maritime vehicles, aerospace vehicles and other products in the fields of transport, aerospace and marine technology,
         - engines and other propulsion systems,
         - electronic equipment, machinery and systems,
         - communication and information technology
         - financial services of all kinds, insurance brokerage, and
         - management and development of real property."

12. RESOLUTION ON THE AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION PERTAINING TO THE SUPERVISORY BOARD (1)

     The provisions of the memorandum and articles of incorporation which relate to the Supervisory Board are to be revised. The following changes are to be made:

     TASKS AND POWERS OF THE SUPERVISORY BOARD
     The work of the Supervisory Board is extremely important in the context of the corporate governance of DaimlerChrysler AG, and this importance should also be documented in the company's Memorandum and Articles of Incorporation.

     COMPOSITION OF THE SUPERVISORY BOARD
     To implement the German Corporate Governance Code in respect of the composition of the Supervisory Board, more detailed provisions are to be included in the memorandum and articles of incorporation concerning the eligibility of members of the Supervisory Board for election by the Annual Meeting. In addition, the responsibility for receiving notice of resignation by members of the Supervisory Board is to be more precisely defined. This shall in the future be shared by the company's Board of Management. The provisions relating to the first Supervisory Board are obsolete and should therefore be deleted.

     (1) The text provides a translation. The German text of the Memorandum and Articles of Association is legally binding.

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12 | Agenda 2003

     THE CHAIRMAN OF THE SUPERVISORY BOARD AND HIS/HER DEPUTY
     In order to adapt the memorandum and articles of incorporation to take account of the planned staggering of the terms of office of the members of the Supervisory Board, the provisions relating to the founding meeting of the Supervisory Board are to be deleted and the memorandum and articles of incorporation are to be trimmed down in other respects. In addition, the duties of the Supervisory Board chairman, which were previously set out in
     Section 10 (4) (old) of the memorandum and articles of incorporation, are to be incorporated into the provisions concerning the chairman of the Supervisory Board and his/her deputy as this is a more logical place.

     COMMITTEES OF THE SUPERVISORY BOARD
     The previous provision concerning the committees of the Supervisory Board merely reflected the legal position. In future, the provisions concerning the adoption of resolutions in committees should be integrated into the provisions concerning resolutions of the Supervisory Board. As part of the trimming down of the memorandum and articles of incorporation, the provisions are therefore to be shortened and reworded.

     RESOLUTIONS OF THE SUPERVISORY BOARD
     Some of the provisions concerning the convening of the Supervisory Board, agendas, statements of intent and minutes are already covered by statute and are set out in recently issued rules of procedure of the Supervisory Board. With the objective of slimming down the Memorandum and Articles of Incorporation, these provisions are to be deleted. As part of the provisions governing the meetings and resolutions of the Supervisory Board, members of the Supervisory Board are to be allowed in future to take part in a meeting of the Supervisory Board via a telephone or video conference link and to adopt resolutions using new communication media. Consequently the provision governing resolutions of the Supervisory Board is to be completely reformulated.

     DUTY OF CONFIDENTIALITY OF THE MEMBERS OF THE SUPERVISORY BOARD
     The provisions concerning the duty of confidentiality of the members of the Supervisory Board are to be formulated in more detail in the memorandum and articles of incorporation.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) A new Section 7 with the following wording is to be inserted into the memorandum and articles of incorporation:

         "Section 7 Tasks and powers of the Supervisory Board

         (1) The Supervisory Board has all the rights and responsibilities prescribed by law, the Memorandum and Articles of Incorporation or by other methods and means, in particular by rules of procedure. In particular, it shall monitor and advise the Board of Management in its management activities.

         (2) The Board of Management shall report to the Supervisory Board to the extent prescribed by law. Further reporting obligations can be stipulated in rules of procedure."

     b)  Section 18 (3) (old) becomes Section 7 (3) (new).

         Section 7 (3) (new) of the Memorandum and Articles of Incorporation reads:

         "(3) Changes to the Memorandum and Articles of Incorporation which merely affect the written form may be approved by resolution of the Supervisory Board.

                                                                Agenda 2003 | 13

     c) The numbering of the previous Sections 7-23 changes by one digit to Sections 8-24. The order remains unchanged.

     d) In Section 7 (1) sentence 1 (old)/Section 8 (1) sentence 1 (new), the words "shall consist of twenty members, of whom ten are to be elected by the shareholders and ten are to be elected by the employees" shall be replaced by the words "shall conform to statutory requirements".

     e) Section 7 (1) sentence 1 (old)/Section 8 (1)sentence 1 (new) shall in future read as follows:

         "The composition of the Supervisory Board shall conform to statutory requirements."

         Section 7 (1) sentence 1 (old) of the Memorandum and Articles of Association currently reads:

         "The Supervisory Board shall consist of twenty members, of whom ten are to be elected by the shareholders and ten are to be elected by employees."

     f) In Section 7 (1) sentence 2 (old)/Section 8 (1) sentence 2 (new) the words "of members of the Supervisory Board" shall be inserted after the words "Each appointment".

     g) Section 7 (1) sentence 2 (old)/Section 8 (1) sentence 2 (new) shall in future read as follows:

         "Each appointment of members of the Supervisory Board shall be for a period ending no later than the close of the Annual Meeting which ratifies the members' action for the fourth financial year following the commencement of the term of office."

         Section 7 (1) sentence 2 (old) of the Memorandum and Articles of Incorporation currently reads:

         "Each appointment shall be for a period ending no later than the close of the Annual Meeting which ratifies the members' actions for the fourth financial year following the commencement of the term of office."

     h) In Section 7 (old)/Section 8 (new) of the Memorandum and Articles of Incorporation a new paragraph 2 shall be inserted with the following wording:

         "(2) No more than two former members of the Board of Management of the corporation elected by the Annual Meeting may be members of the Supervisory Board. Furthermore, the Annual Meeting shall not elect any persons to the Supervisory Board who at the time of election hold executive positions or advisory roles in major competitors of the corporation or in major competitors of its subsidiaries, or, if they are also members of the Board of Management of a listed company, hold more than four other Supervisory Board mandates in listed companies outside the Group in addition to the Supervisory Board mandate for the corporation."

     i) Section 7 (2) (old) shall become Section 8 (3) (new) of the Memorandum and Articles of Incorporation and shall be reworded as follows:

         "(3) Members of the Supervisory Board may resign from the Supervisory Board even without cause, by submitting four weeks' notice in writing to the Supervisory Board Chairman and the Board of Management. An amicable reduction of the notice period is admissible."

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14 | Agenda 2003

         Section 7 (2) (old) of the Memorandum and Articles of Incorporation currently reads:

         "(2) Members of the Supervisory Board may resign from the Supervisory Board even without cause, by submitting four weeks' notice in writing to the Supervisory Board Chairman. The Chairman of the Supervisory Board, or in the event of the Chairman's resignation, his Deputy may grant consent to a reduction of the notice period."

     j) Section 7 (3) (old) of the Memorandum and Articles of Incorporation shall be deleted.

         Section 7 (3) (old) of the Memorandum and Articles of Incorporation which is proposed for deletion reads:

         "(3) The term of office of the first Supervisory Board shall expire upon the entry of this provision in the Commercial Register."

     k) Section 8 (old)/Section 9 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "Section 9 Chairman and Deputy Chairman of the Supervisory Board

         (1) The Supervisory Board shall elect a Chairman and a Deputy Chairman.

         (2) In the event of the resignation of the Chairman or Deputy Chairman, a successor shall be elected immediately."

         Section 8 (old) of the Memorandum and Articles of Incorporation currently reads:

         "Section 8 Chairman and Deputy Chairman of the Supervisory Board

         (1) Following the Annual Meeting at which the ten shareholders' representatives on the Supervisory Board are elected, a meeting of the Supervisory Board shall be convened without the need to issue an invitation. The Supervisory Board meeting shall appoint a Chairman and a Deputy Chairman of the Supervisory Board from its members for the duration of its term of office in conformity with the provisions of the Codetermination Act.

         (2) If the Chairman or the Deputy Chairman resign before the expiration of their term of office, a successor shall be elected without delay for the remainder of the term."

     l)  Section 10 (4) (old) becomes Section 9 (3) (new)

         Section 9 (3) (new) of the Memorandum and Articles of Incorporation reads:

         "The Chairman of the Supervisory Board, or in his absence his Deputy, shall preside as Chairman of the Supervisory Board Meeting and decide the order of items on the agenda and the manner of voting."

     m) Section 9 (old)/Section 10 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "The Supervisory Board constitutes a committee as defined in Section 27
         (3) of the Codetermination Act. In addition, the Supervisory Board can form further committees for particular tasks and powers. The committees shall perform their assigned tasks on behalf of and in representation for the Supervisory Board as a whole, insofar as this is legally admissible."

                                                                Agenda 2003 | 15

         Section 9 (old) of the Memorandum and Articles of Incorporation currently reads:

         "(1) Following the election of the Chairman and Deputy Chairman of the Supervisory Board, the Supervisory Board shall elect a committee for the duration of its term of office pursuant to its obligations under section 31, sub-section 3 of the Codetermination Act, which shall include the Chairman and the Deputy Chairman of the Supervisory Board and two additional members, one to be elected by the employees' representatives on the Supervisory Board from their members and one to be elected by the shareholders' representatives from their members, by a majority of the votes cast.

         (2) In the event that one of the additional members of the aforementioned committee referred to in subclause 1 resigns prematurely, a successor shall be elected without delay for the remainder of the resigning member's term of office.

         (3) Elections under the aforementioned sub-clause 2 shall be subject to the same regulations as elections under the aforementioned sub-clause 1.

         (4) The Supervisory Board may form committees from its members entrusted with special duties or powers. To the extent permitted by law, the powers of the Supervisory Board to pass resolutions may also be exercised by such committees. For resolutions in the committees, clause 10, subclauses 6 to 8 shall apply, unless otherwise required by binding statutory provisions; clause 10, subclause 5 shall not apply."

     n) Section 10 (old)/Section 11 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "Section 11 Resolutions of the Supervisory Board

         (1) A quorum of the Supervisory Board shall be constituted when notices have been issued to all its members at their last known address and at least ten members of the Supervisory Board participate in passing the resolution. Abstentions from members of the Supervisory Board are included when determining whether there is a quorum.

         (2) In justified exceptional cases, members of the Supervisory Board can, subject to the approval of the Chairman, take part in a meeting of the Supervisory Board or its committees via a telephone or video conference.

         (3) Members of the Supervisory Board who do not take part in the meeting nor in the manner described in para. 2,may participate in a resolution of the Supervisory Board and its committees by submitting their vote in writing (or also by fax) to the person chairing the meeting, prior to the vote. This shall also apply to the additional casting vote of the Chairman.

         (4) If not all members of the Supervisory Board attend a meeting of the Supervisory Board and the absent members of the Supervisory Board do not submit their votes as described in para. 3, the passing of the resolution shall be postponed if at least two members of the Supervisory Board taking part in the meeting so request. In the event of postponement and if a special meeting of the Supervisory Board is not convened, the resolution shall be deferred to the next regular meeting. A minority request for postponement shall be disallowed for the second resolution.

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16 | Agenda 2003

     If the Chairman of the Supervisory Board is present at the meeting, or if one of the attending members is in possession of his vote submitted in the manner described in para. 3, the aforementioned sub-clause shall not apply when the number of shareholders' representatives on the Supervisory Board take part in the meeting or take part in the passing of a resolution by submitting their vote in the manner described in para. 3 equals the number of employee representatives, or when an imbalance is offset by the voting abstention of certain Supervisory Board members.

     (5) The Chairman, or in his absence, the Deputy Chairman may also arrange for the voting on a resolution of the Supervisory Board to be carried out in writing, by fax or e-mail - or by a combination of these communication media - if no member of the Supervisory Board objects to this procedure within an appropriate period of time, to be decided by the Chairman. The Chairman shall determine the details of the procedure. This regulation also applies to resolutions in committees.

     (6) Resolutions shall be passed by a simple majority of votes cast unless other forms of majority are required by law. Abstentions shall not be counted in determining the outcome of the vote. In the event of an equality of votes, any member of the Supervisory Board may request that a second vote be conducted. The Chairman, or in his absence, the Deputy Chairman shall decide when the vote is to be repeated. If the second vote also results in an equality of votes, the Chairman of the Supervisory Board shall be given an additional casting vote. This regulation also applies to resolutions in committees, provided that the Chairman of the Supervisory Board and his Deputy shall be replaced by the Chairman of the Committee or his Deputy, unless otherwise required by binding statutory provisions."

     Section 10 (old) of the Memorandum and Articles of Incorporation currently reads:

     "Section 10 Meetings, Resolutions and Statements of Intent of the Supervisory Board

     (1) Meetings of the Supervisory Board shall be convened by the Chairman of the Supervisory Board or by his Deputy if the Chairman is unable to attend. Meetings shall be called in writing (including by telefax), by telex or by telegram, with a notice of two weeks. The individual items on the agenda shall be stated with sufficient clarity so as to allow the non attending members of the Supervisory Board to make use of their right to vote by proxy. In urgent cases, the required notice of meeting may be shortened to three days.

     (2) If due notice has not been given of an item on the agenda, a resolution may be passed only if no member of the Supervisory Board objects. Non-attending members of the Supervisory Board shall be given an opportunity to object to the resolution within a reasonable period of time, to be decided by the Chairman; the resolution shall only become effective if the non-attending members of the Supervisory Board do not raise any objections within the prescribed period.

     (3) A quorum of the Supervisory Board shall be constituted when notices have been issued to all its members at their last known address and at least ten members of the Supervisory Board participate in passing the resolution.

     (4) The Chairman of the Supervisory Board, or in his absence his Deputy, shall preside as Chairman of the Supervisory Board Meeting and decide the order of items on the agenda and the manner of voting.

                                                                Agenda 2003 | 17

     (5) If the members of the Supervisory Board are not present in their entirety when a resolution is to be passed, and if the unattending members do not vote by proxy, the passing of the resolution shall be postponed if at least two of the attending members so request. In the event of postponement and if a special meeting of the Supervisory Board is not convened, the resolution shall be deferred to the next regular meeting. A minority request for postponement shall be disallowed for the second resolution.

     If the Chairman of the Supervisory Board is present at the meeting, or if one of the attending members is in possession of his proxy, the aforementioned sub clause shall not apply when the number of shareholders' representatives on the Supervisory Board attending in person or submitting a vote by proxy equals the number of employee representatives, or when an imbalance is offset by the voting abstention of certain Supervisory Board members.

     (6) Resolutions shall be passed by a simple majority of votes cast unless other forms of majority are required by law. Abstentions shall not be counted in determining the outcome of the vote. In the event of an equality of votes, any member of the Supervisory Board may request that a second vote be conducted. The Chairman, or in his absence, the Deputy Chairman shall decide when the vote is to be repeated. If the second vote also results in an equality of votes, the Chairman of the Supervisory Board shall be given an additional casting vote.

     (7) Members of the Supervisory Board who are not present may participate in a resolution of the Supervisory Board and its committees by submitting a proxy via other members. This shall also apply to the additional casting vote of the Chairman.

     (8) The Chairman of the Supervisory Board, or in his absence, the Deputy Chairman may also arrange for the voting on a resolution of the Supervisory Board to be in writing (including by telefax), by telex or by telegram if no member of the Supervisory Board objects to this procedure within an appropriate period of time, to be decided by the Chairman.

     (9) The Chairman of the Supervisory Board, or in his absence, the Deputy Chairman shall issue the statements of intent of the Supervisory Board and its committees and conduct their correspondence.

     (10) Minutes of the Supervisory Board's discussions and resolutions shall be issued and signed by the Supervisory Board Chairman. The minutes shall be forwarded to all members."

  o) Section 11 (old)/Section 12 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

     "(1) The members of the Supervisory Board maintain secrecy regarding confidential corporate information, especially company or business secrets, being disclosed to the members of the Supervisory Board in their service; this obligation continues beyond the end of their office as a member of the Supervisory Board. The members of the Supervisory Board are particularly obliged to maintain secrecy concerning confidential reports and confidential deliberations. On termination of their mandate, all confidential documents must be returned to the Chairman of the Supervisory Board.

     (2) If, contrary to para 1, a member of the Supervisory Board for a special reason intends to communicate information concerning, in particular, the content and events of Supervisory Board meetings and the content of Supervisory Board submittals and resolutions to a third party, (s)he must first inform the Chairman of the Supervisory Board of this in order to resolve any differences of opinion regarding the obligation to secrecy.

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18 | Agenda 2003

     (3) The members of the Supervisory Board shall ensure that any employee they involve similarly abides by the obligation to secrecy."

     Section 11 (old) of the Memorandum and Articles of Incorporation currently reads:

     "The members of the Supervisory Board shall be bound to secrecy in respect of confidential information and secrets of the corporation, in particular business or trade secrets which become known to members of the Supervisory Board through their activities on the Supervisory Board. If a member of the Supervisory Board intends to pass on information to third parties, particularly about the proceedings of a Supervisory Board meeting or the content of documents and resolutions of the Supervisory Board, he shall give prior notice to the Chairman of the Supervisory Board to alleviate any possible differences of opinion in construing the duty of secrecy."

13. RESOLUTION CONCERNING CHANGES TO THE REMUNERATION OF THE SUPERVISORY BOARD AND AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION(1)

     The remuneration currently paid to the members of the Supervisory Board is below that paid to Supervisory Board members of comparable companies. To strengthen the company's competitve position in terms of its ability to attract outstanding individuals for its Supervisory Board, the remuneration of the Supervisory Board members shall be increased effective for the current financial year. At the same time, in line with recommendations of the German Corporate Governance Code, there should be greater differentiation between the levels of remuneration for different functions within the Supervisory Board. The memorandum and articles of incorporation should also point out that members exercising more than one function are paid only for one of those functions. Finally, the memorandum and articles of incorporation should make it clear that the company is permitted to take out insurance against pecuniary damage for its Supervisory Board members, and that the company shall bear the costs of such insurance.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) The members of the Supervisory Board shall be reimbursed for their expenses (including the costs of any value added tax incurred by them in the performance of their office) and receive fixed remuneration payable after the financial year-end. The remuneration shall amount to EURO 75,000.00, for the individual member, three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee, 1.5 times this amount for chairmen of other Supervisory Board committees and 1.3 times this amount for members of the Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he shall be remunerated solely according to the function with the highest remuneration. The members of the Supervisory Board shall receive a flat fee of EURO 1,100.00 for each meeting of the Supervisory Board and its committees that they attend. If any members of the Supervisory Board step down from the Supervisory Board during the course of a financial year, they shall receive remuneration proportionate to the time of office served. If a member of the Supervisory Board steps down from a function in connection with an increased remuneration, the previous sentence applies as it relates to the remuneration for the relevant function.

         Members of the Supervisory Board shall be covered by insurance against pecuniary damage, taken out in the interest of the corporation for executive bodies and certain senior executives, insofar as such coverage exists. The insurance premiums shall be paid by the corporation."

     (1) The text provides a translation. The German text of the Memorandum and Articles of Association is legally binding.

                                                                Agenda 2003 | 19

  b) Section 12 (old)/Section 13 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

     "Section 13 Remuneration of the Supervisory Board, Liability Insurance

     (1) The members of the Supervisory Board shall be reimbursed for their expenses (including the costs of any value added tax incurred by them in the performance of their office) and receive fixed remuneration payable after the financial year-end. The remuneration shall amount to EURO 75,000.00, for the individual member, three times this amount for the Chairman of the Supervisory Board, twice this amount for the Deputy Chairman of the Supervisory Board and the Chairman of the Audit Committee,
     1.5 times this amount for chairmen of other Supervisory Board committees and 1.3 times this amount for members of the Supervisory Board committees. If a member of the Supervisory Board exercises several of the aforementioned functions, he shall be remunerated solely according to the function with the highest remuneration. The members of the Supervisory Board shall receive a flat fee of EURO 1,100.00 for each meeting of the Supervisory Board and its committees that they attend. If any members of the Supervisory Board step down from the Supervisory Board during the course of a financial year, they shall receive remuneration proportionate to the time of office served. If a member of the Supervisory Board steps down from a function in connection with an increased remuneration, the previous sentence applies as it relates to the remuneration for the relevant function.

     (2) Members of the Supervisory Board shall be covered by insurance against pecuniary damage, taken out in the interest of the corporation for executive bodies and certain senior executives, insofar as such coverage exists. The insurance premiums shall be paid by the corporation."

     Section 12 (old) of the Memorandum and Articles of Incorporation currently reads:

     "Section 12 Remuneration of the Supervisory Board

     The members of the Supervisory Board shall be reimbursed for their expenses (including the costs of any value added tax incurred by them in the performance of their office) and receive fixed remuneration payable after the financial year-end. The remuneration shall amount to EURO 51,129.19, for the individual member, twice this amount for the Chairman, 1.5 times this amount for the Deputy Chairman and 1.3 times this amount for members elected to committees of the Supervisory Board. Furthermore, the members of the Supervisory Board shall receive a flat fee of EURO 1,022.58 for each meeting of the Supervisory Board."

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20 | Agenda 2003

14. RESOLUTION ON THE AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION CONCERNING THE VENUE FOR THE ANNUAL MEETING AND PROXY VOTING(1)

     VENUE FOR THE ANNUAL MEETING
     The current version of the Memorandum and Articles of Incorporation describes the possible venues for the Annual Meeting in very general terms. To inform the shareholders in more detail of the possible places where the Annual Meeting can be held, this provision should be drafted in more specific terms.

     PROXY VOTING
     The German Corporate Governance Code recommends the appointment of a representative to exercise shareholders' voting rights in accordance with instructions; the implementaion of this recommendation should also be set down in the company's Memorandum and Articles of Incorporation. To make the Articles consistent with the wording of the law, the word "Aktienbuch" is to be replaced with the word "Aktienregister" (share register) in the German version of these Articles.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) Section 13 (1) (old)/Section 14 (1) (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "(1) The Annual Meeting shall be convened by the Board of Management or the Supervisory Board. It shall be held at the registered office of the corporation or at a German stock exchange. Furthermore, the Annual Meeting may be held in any domestic location with more than 250,000 inhabitants."

         Section 13 (1) (old) of the Memorandum and Articles of Incorporation currently reads:

         "(1) The Annual Meeting shall be convened by the Board of Management or the Supervisory Board. The Annual Meeting shall be held at the registered office of the corporation or any other location not prohibited by law."

     b) Section 15 (old)/Section 16 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "(1) Those shareholders who are registered in the share register on the day of the Annual Meeting and who have notified the corporation no later than on the third day before the Annual Meeting shall be entitled to participate in the Annual Meeting and to exercise their voting rights.

         (2) A shareholder may exercise his/her voting right by a proxy nominated by him/her.

         (3) The corporation shall elect a proxy representative to exercise the voting rights of the shareholders on their instruction. Powers of attorney may be granted to the corporate proxy representatives in writing, by fax or using electronic media in a manner to be determined in detail by the Board of Management. The details, in particular regarding the form and terms for conferring and revocation of powers of attorney, shall be announced together with the convention of the Annual Meeting."

     (1) The text provides a translation. The German text of the Memorandum and Articles of Association is legally binding.

                                                                Agenda 2003 | 21

         Section 15 (old) of the Memorandum and Articles of Incorporation currently reads:

         "(1) Those shareholders who are registered in the share register on the day of the Annual Meeting and who have notified the corporation no later than on the third day before the Annual Meeting shall be entitled to participate in the Annual Meeting and to exercise their voting rights.

         (2) The shareholder may submit his proxy authorization by any legally allowable means."

15. RESOLUTION ON THE AMENDMENT OF THE MEMORANDUM AND ARTICLES OF INCORPORATION PERTAINING TO THE SHAREHOLDERS' PARTICIPATION IN PROFITS(1)

     To enable the company to distribute non cash dividends in accordance with the new provisions of the German Stock Corporation Act (Aktiengesetz), the rules governing the shareholders' participation in profits shall be amended.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     Section 21 (old)/Section 22 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

     "Section 22 Shareholders' Participation in Profits

     (1) The dividends paid to shareholders shall be proportional to their shares in the stock capital of the corporation. When new shares are issued, a different entitlement to profits may be specified.

     (2) The Annual Meeting may also, insofar as permitted by law, approve the distribution of non-cash dividends, in addition to the distribution of cash dividends."

     Section 21 (old) of the Memorandum and Articles of Incorporation currently reads:

     "Section 21 Criteria for the Shareholders' Participation in Profits

     (1) The dividends paid to shareholders shall be proportional to their shares in the stock capital of the corporation.

     (2) When new shares are issued, a different entitlement to profits may be specified."


     (1) The text provides a translation. The German text of the Memorandum and Articles of Association is legally binding.

 22 | Agenda 2003

16.  OTHER AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF INCORPORATION(1)

     Other amendments are to be made purely for the purpose of adapting the wording to the changed wording of the statute.

     The Board of Management and the Supervisory Board submit the following resolution for adoption:

     a) Section 14 (old)/Section 15 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "The Annual Meeting which ratifies the actions of the Board of Management and the Supervisory Board, and approves the allocation of unappropriated profits, the appointment of auditors and, in the event stipulated by law, the audited financial statements and the approval of the consolidated financial statements (Annual Meeting), shall be held within the first eight months of each financial year."

         Section 14 (old) of the Memorandum and Articles of Incorporation currently reads:

         "The Annual Meeting which ratifies the actions of the Board of Management and the Supervisory Board, and approves the allocation of unappropriated profits, the appointment of auditors and, if applicable, the audited financial statements (Annual Meeting), shall be held within the first eight months of each financial year."

     b) Section 19 (2) (old)/Section 20 (2) (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "(2) The Board of Management shall prepare the financial statements and the management report as well as the consolidated financial statement and the group management report for the previous financial year during the first three months of the financial year and shall submit them immediately to the Supervisory Board and to the auditors. The proposal to be made by the Board of Management at the Annual Meeting for the allocation of unappropriated profits is to be submitted to the Supervisory Board with the financial statements and the management report."

         Section 19 (2) (old) of the Memorandum and Articles of Incorporation currently reads:

         "(2) The Board of Management shall prepare the financial statements and the management report for the previous financial year during the first three months of the financial year and submit them to the auditor. Upon preparation, the Board of Management shall immediately submit to the Supervisory Board the financial statements and management report together with the proposal for allocation of unappropriated profits which the Board of Management intends to submit before the Annual Meeting."

     c) Section 22 (old)/Section 23 (new) of the Memorandum and Articles of Incorporation shall be amended and reworded as follows:

         "Announcements by the corporation shall be published in the electronic version of the Federal Gazette (elektronischer Bundesanzeiger)."

         Section 22 (old) of the Memorandum and Articles of Incorporation currently reads:

         "Announcements by the corporation shall be published in the Federal Gazette (Bundesanzeiger)."

     (1) The text provides a translation. The German text of the Memorandum and Articles of Association is legally binding.

                                                                Agenda 2003 | 23

17.  RESOLUTION ON APPROVAL OF CONCLUSION OF INTERCOMPANY AGREEMENTS

     DaimlerChrysler AG and Evobus GmbH, with its registered office in Stuttgart (hereinafter: "the enterprise"), concluded a subordination and profit transfer agreement on August 30, 2002/September 25, 2002. Moreover, DaimlerChrysler AG and DaimlerChrysler Vertriebsgesellschaft mbH, with its registered office in Berlin (hereinafter: "the enterprise"), concluded a subordination and profit transfer agreement on August 6/12, 2002. The essential points of the contracts are as follows:

     - Management of the respective enterprise is under the control of DaimlerChrysler AG.

     - Each enterprise undertakes to transfer its unappropriated profit to DaimlerChrysler AG.

     - DaimlerChrysler AG undertakes to offset any net losses of the respective enterprise in accordance with section 302 of the German Stock Corporation Act.

     - Each enterprise may, with the approval of DaimlerChrysler AG, retain earnings from its net profit to the extent permissible under commercial law and economically viable under sound business practice.

     - In the absence of external shareholders of the respective enterprise DaimlerChrysler AG does not have to provide any compensation payments or pay any settlements.

     - The agreements apply - with the exception of DaimlerChrysler AG's right to issue directives - retroactively for the period from January 1, 2002 and can be terminated by either side for the first time on December 31, 2006 and, thereafter, as at the end of each financial year. The right to terminate without notice for compelling grounds remains unaffected.

     The Board of Management and the Supervisory Board recommend that the conclusion of the subordination and profit transfer agreement be ratified.

                                      ****

24 | Agenda 2003

     REPORT OF THE BOARD OF MANAGEMENT ON AGENDA ITEM 6 concerning the exclusion of the subscription right in the event of the sale of own shares pursuant to Section 71 (1) sentence 5 in conjunction with Section 186 (4) sentence 2, Section 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz):

     The sale following purchase of own shares shall be permitted in all of the following cases, without any pre-emptive rights of the shareholders:

     Among other things, the authorization under Agenda Item 6 is intended to give the company the opportunity to acquire own shares in order to use them for initial public offerings on stock markets where the company's shares are not yet listed.

     The company faces intense competition on the international capital markets. An adequate supply of equity capital is important for the future development of the company. This includes the possibility of obtaining equity capital on the market at any time at appropriate conditions. In this respect, the company must be able to penetrate other major capital markets around the world. In individual cases, this can also render it necessary to acquire own shares and use these shares for initial public offerings on foreign stock markets where the company's shares are not currently listed.

     The company should also be in a position to have own shares available to enable it to offer them as consideration in the context of corporate mergers or the acquisition of companies or participating interests. International competition and globalization of the economy increasingly demand this form of consideration. Therefore, the proposed authorization would grant the company the necessary flexibility to exploit opportunities that arise to acquire companies or participating interests quickly and flexibly. There are no concrete plans for utilizing this authorization. The Board of Management shall report to the Annual Meeting of the Shareholders on any utilization of this authorization.

     The DaimlerChrysler Stock Option Plan resolved at the Annual Meeting of the Shareholders on April 19, 2000 can be accomplished with the conditional capital resolved at that Annual Meeting. The resolution proposed under Item 6 of this year's agenda is intended to give the company the opportunity to additionally service the Stock Option Plan through prior acquisition of own shares. The key points of the DaimlerChrysler Stock Option Plan were resolved by the Annual Meeting of the Shareholders on April 19, 2000. They can be examined as an integral part of the notarized minutes of the Annual Meeting of the Shareholders on April 19, 2000 at the Register of Companies in Stuttgart. They can also be examined as an integral part of the contemporaneous disclosure in the registered office of the company at Epplestrasse 225, D-70567 Stuttgart and on the Internet at www.daimlerchrysler.com/ir/am2003. On request, each shareholder shall immediately receive a copy of the aforementioned documents free of charge.

     The decision as to how the options are to be exercised in individual instances shall be adopted by the relevant executive bodies of the company. Their decision shall be guided exclusively by the interests of the shareholders and the company and they shall report on their decision at the subsequent Annual Meeting of the Shareholders after any such decision has been taken.

                                                                Agenda 2003 | 25

     In addition, the company must be able to issue employee shares to employees of the company and its affiliated companies. In order to facilitate the issue of employee shares, measures should be taken to enable the company to procure the necessary shares by using securities lending to acquire shares in the company and also using shares in the company as required to meet the claims of the lenders.

     The company should be able to redeem own shares even without renewed resolution by the Annual Meeting of the Shareholders.

     In addition to purchasing shares through the stock exchange the company is also to be given the opportunity to acquire its own shares through a public offering (tender procedure). This alternative provides that any shareholders of the company willing to sell can decide how many shares and, if a price range is set, at what price they are willing to offer them. If the volume offered at the set price exceeds the quantity of shares requested by the company, the acceptance of the offers to sell must be allocated appropriately. There should be a possibility of a preferred acceptance of small offers or small portions of offers of up to a maximum of one hundred shares. This possibility serves to avoid fractional amounts and small residual quantities in the determination of the quota to be acquired and thus facilitates technical settlement.

 26 | Agenda 2003

     REPORT OF THE BOARD OF MANAGEMENT ON AGENDA ITEMS 8, 9 AND 10 concerning the exclusion of the subscription right in the allocation of the authorized capital pursuant to Section 203 (1) and (2) sentence 2 in conjunction with
     Section 186 (4) sentence 2, Section 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz)

     a)  Overview

     The Board of Management and Supervisory Board propose to the Annual Meeting that an authorized capital increase (Authorized Capital I) in the total nominal amount of up to EURO 500,000,000.00, an authorized capital increase (Authorized Capital II) in the total amount of up to EURO 500,000,000.00 and an authorized capital increase (Authorized Capital III) in the total amount of up to EURO 26,000,000.00 be created.

     The new Authorized Capital I to III are to replace the previous Authorized Capital I and II, which expire on April 30, 2003. In terms of both their content and their amount, the new Authorized Capital I to III should exceed the previous Authorized Capital I and II, to give the company greater flexibility and to give it additional leeway to act in the interests of its shareholders. The new Authorized Capital I, which is intended to raise additional cash, is to replace the previous Authorized Capital I. However, it shall be for a greater amount than the Authorized Capital it replaces, and thus shall give the company greater financial leeway. The previous Authorized Capital II, which enabled the issue of shares to employees of DaimlerChrysler AG and its subsidiaries, is to be replaced by the new Authorized Capital III. The intention in creating the new Authorized Capital II is to create authorized capital to carry out non-cash capital increases. This is intended to be in addition to the possibilities provided by the current Authorized Capital I and II and should in particular enable the company to use DaimlerChrysler shares to finance the purchase of companies and participating interests in companies.

     b)  Authorized Capital I

     The company intends to continue strengthening its competitive edge through the acquisition of companies, participating interests or parts of companies, thereby creating the basis for long-term, continuous revenue growth. This should also increase the value of the DaimlerChrysler share. The proposed Authorized Capital I must be created to enable the company to use its equity capital as a source of finance. As capital has to be raised quickly when an acquisition target is found, this is not generally a decision that can wait for a shareholders' meeting which only takes place once a year. For this reason, the company needs to create Authorized Capital which the Board of Management can access at short notice.

     When calculating the size of Authorized Capital I, care must be taken to ensure that even large-scale corporate acquisitions can be financed through cash contributions.

     In the case of a cash capital increase using Authorized Capital I, the shareholders are to be granted a right to subscribe. The Board of Management should however be authorized, with the approval of the Supervisory Board, to exclude the shareholders' right to subscribe to residual amounts or balances arising as a result of the subscription arithmetic and which cannot be equally distributed among all shareholders. The reason for this exclusion is to simplify the issue procedure. Further, the Board of Management is to be authorized, subject to the approval of the Supervisory Board, to suspend the subscription rights of the shareholders, if this is necessary, to grant a subscription right to holders of warrants or holders of convertible bonds or notes previously issued by Daimler-Benz Aktiengesellschaft or its subsidiaries or previously issued or still to be issued by DaimlerChrysler AG or its subsidiaries in the future, in the amounts to which such holders would be entitled upon the exercise of their warrants or conversion rights or upon the fulfillment of their conversion obligations. This suspension of subscription rights makes it possible to offer subscription rights to holders of existing warrants or convertible bonds in the event of a capital increase rather than reducing the option or conversion price in accordance with the terms of the bond. This objective can be achieved by means of the authorization, without the company having to resort to using its own shares.

                                                                Agenda 2003 | 27

     In cases of a cash capital increase using Authorized Capital I, pursuant to Sections 203 (1) and (2), 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz) the Board of Management should also be authorized with the approval of the Supervisory Board to exclude the subscription right of the shareholders in respect of the amount of the increase, which does not exceed 10% of the available capital stock either at the time at which the authorization takes effect or at the time the authorization is exercised, provided that the new shares are issued at an issue price which is not substantially below the market price.

     This authorization puts the company in a position where it can respond quickly and flexibly to market opportunities in the various business areas, and cover any capital requirement at very short notice. The exclusion of the subscription right enables the management not only to act quickly, but also to place the shares at close to market price. This generates greater revenues from the issue than from subscription right issues. In addition, this type of placement enables the company to attract new groups of shareholders.

     When exercising the authorization which permits the exclusion of the subscription right pursuant to Sections 203 (1) and 2, 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz), the Board of Management shall set the deviance to the market price as low as the market conditions prevailing at the time of placement permit. The deviance to the market price at the time the Authorized Capital I is utilized shall never be more than 5% of the current market price.

     The subscription right may not be excluded for more than 10% of the existing capital stock, neither at the time the authorization takes effect nor when it is exercised. These stipulations are a response to the statutory provisions requiring that shareholders be protected against a dilution of their shareholdings. Because the new shares are issued at close to market price and because the amount of capital that can be raised under the exclusion of subscription rights is limited, every shareholder has the opportunity to acquire the number of shares required to maintain his/her stake in the company on virtually equal terms via the stock market. This ensures that in accordance with Section 186 (3) sentence 4 German Stock Corporation Act (Aktiengesetz), the financial and voting interests of the shareholders are adequately safeguarded in the event of an authorized capital increase being exercised which entails an exclusion of the shareholders' subscription, whilst the company is given additional flexibility to act in the interests of all shareholders.

     The sale of own shares is to be included in the limit of 10% of the capital stock, insofar as it takes place during the suspension of subscription rights due to an authorization to sell own shares in line with Section 186
     (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time of this authorization or an authorization in lieu thereof. Furthermore, shares issued or to be issued by way of honoring bonds with conversion rights and/or warrants are to be included in this limit of 10% of the capital stock, if the bonds were issued during the suspension of subscription rights due to an authorization to issue bonds in line with
     Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz) valid at the time this authorization takes effect or an alternative authorization taking effect in line with Section 186 (3) sentence 4 of the German Stock Corporation Act (Aktiengesetz).

     c)  Authorized Capital II

     In connection with the company's objective of continuing to strengthen its competitive edge through acquisitions of companies or participating interests or parts of companies, thereby enabling continuous, long-term revenue growth and increasing the value of the DaimlerChrysler share, the company also needs the option of being able to finance such acquisitions through shares. Since capital has to be raised quickly when an acquisition target is found, this is not generally a decision that can wait for a shareholders' meeting which only takes place once a year. This requires the creation of Authorized Capital II.

28 | Agenda 2003

     In the event of a capital increase against non-cash contributions involving the use of Authorized Capital II, the Board of Management must be authorized to exclude the shareholders' subscription right, subject to the approval of the Supervisory Board. This enables the Board of Management to use shares in the company in appropriate cases in connection with mergers or the acquisition of companies, parts of companies, participating interests in companies and other economic assets related to a proposed acquisition without any adverse impact on the stock markets.

     DaimlerChrysler AG operates in a very tough and competitive market. In the interests of its shareholders, it must therefore be in a position to act quickly and flexibly at all times within these rapidly changing markets. This includes being able to acquire companies, parts of companies or participating interests in companies to strengthen its competitive position. The companies, parts of companies or interests in companies that are suitable for such acquisition are getting bigger and bigger, and the asking price is frequently very high. Often, it is not possible or - particularly in terms of achieving the best possible financing structure - desirable to pay cash. In many cases the seller also insists on receiving payment in the form of shares from the acquiring company, as this can be more favorable. Having the option of being able to offer payment in the form of shares in the company thus gives the company an advantage in the competition for interesting acquisition targets. The proposed authorization therefore gives the company the necessary scope to act quickly and flexibly when opportunities to acquire companies, parts of companies or interests in companies arise, and puts it in a position whereby it can utilize the Authorized Capital II in appropriate cases to acquire even larger companies, parts of companies or interests in companies in exchange for shares. There are currently no concrete plans for utilizing this authorization.

     d)  Authorized Capital III

     The Board of Management should also be authorized to carry out cash and/or non-cash capital increases using Authorized Capital III. The right of the shareholders to subscribe is excluded in such cases in order that the new shares may be issued to employees of DaimlerChrysler AG and its subsidiaries.

     The legislature believes that the issue of employee shares is desirable and has therefore introduced a number of measures to facilitate this. Employee stock option schemes help to integrate employees in the company and promote the assumption of shared responsibility and the stability of the workforce. The issue of employee shares is thus in the interests of the company and its shareholders.

     The volume has been calculated on the basis of the number of eligible employees, the anticipated subscription numbers and the duration of the authorization. When setting the issue price, concessions can be granted of the type customary for employee shares.

     In order to facilitate the issue of employee shares, measures should be taken to enable the company to procure the necessary shares by using securities lending to acquire shares in the company. The new shares in the company created as a result of the authorized capital should therefore be used both for issuing shares to employees as well as to meet the claims of lenders for the return of shares in the company. This means that it is necessary to exclude shareholders' subscription right. The net economic result is that new shares in the company are used exclusively for issuing employee shares.

     e)  Utilization of the authorized capital increases

     The Board of Management shall carefully consider on a case-by case basis whether it should make use of the authorization to exclude shareholders' subscription rights when utilizing the authorization to increase capital. It shall only make use of this option if, in the assessment of the Board of Management and Supervisory Board, this is in the interests of the company and thus its shareholders.

     The Board of Management shall report to the next Annual Meeting of the Shareholders on the utilization of the authorized capital.

                                                                Agenda 2003 | 29

     NOTE ON AGENDA ITEM 17 (consent to the subordination and profit transfer agreements):

     The following documents are available for examination by the shareholders in the office of DaimlerChrysler AG, Epplestrasse 225, 70567 Stuttgart and in the offices of the respective dependent enterprise concerned from the time at which the Annual Meeting of the Shareholders is convened onwards

     -  the respective subordination and profit transfer agreement concerned,
     - the joint reports by the Board of Management of the company and the management of each dependent enterprise prepared in accordance with section 293 a of the German Stock Corporation Act (Aktiengesetz),
     - the annual financial statements and the management reports of DaimlerChrysler AG for the last three financial years,
     -  For EvoBus GmbH:
        the annual financial statements and the management reports of EvoBus GmbH, registered office in Stuttgart, for the last three financial years,
     -  For DaimlerChrysler Vertriebsgesellschaft mbH:
        the annual financial statements and the management reports of DaimlerChrysler Vertriebsgesellschaft mbH, registered office in Berlin, for the last three financial years.

     On request, each shareholder shall immediately receive a copy of the aforementioned documents free of charge.

     The aforementioned documents shall also be made available at the Annual Meeting of the Shareholders.

                                      *****

30 | Agenda 2003

     Those shareholders who on the day of the Annual Meeting of the Shareholders are registered in the share register as shareholders of the company and who have announced their intention to attend by no later than Friday, April 4, 2003 are entitled to participate in the Annual Meeting of the Shareholders and to exercise their voting rights. Shareholders who are registered in the share register may notify the company of their intention to attend directly with

     DAIMLERCHRYSLER AG,
     INVESTOR RELATIONS HPC 0324, 70546 STUTTGART

     or electronically via the Internet at
     www.DaimlerChrysler.com/ir/am2003.

     Shareholders who are registered in the share register may also have their voting rights exercised by a representative with written power of attorney, a bank, or a shareholder association. In such cases the authorized representatives must be registered in advance by the shareholder or shareholder's representative. In such instances we ask that shareholders forward the forms they have received to a representative of their choice together with their respective instructions.

     If a bank is entered in the share register, it may only exercise the voting right for shares not belonging to it on the basis of authorization by the shareholder.

     As a special service we offer our shareholders the opportunity to be represented by employees of the company at the Annual Meeting of the Shareholders. Powers of attorney and relevant instructions can be issued in writing or directed to the aforementioned web address. Details can be found in the documents mailed to the shareholders.

     All motions and inquiries from shareholders must be directed to the following company addresses:

     In writing or by fax to
     DAIMLERCHRYSLER AG
     INVESTOR RELATIONS HPC 0324, 70546 STUTTGART
     (FAX NO. +49 (0)711 17 94075)

     Via e-mail to:
     Investor.relations@daimlerchrysler.com

     Motions from shareholders which are intended for publication and are received before midnight on March 25, 2003, shall be published on the Internet at www.daimlerchrysler.com/ir/am2003 as soon as they are received. Any statements of management shall be published after this date on the same Internet page.

     The company shall mail the agenda for the Annual Meeting of the Shareholders on April 09, 2003 together with the summary report for the 2002 financial year and the documents for registration or granting of proxy voting authorizations to the shareholders registered in the share register.


     Stuttgart, February 25, 2003

     DAIMLERCHRYSLER AG
     THE BOARD OF MANAGEMENT

                                                                Agenda 2003 | 31


     APPENDIX TO THE AGENDA:

     Details pursuant to Section 128 (2) of the German Stock Corporation Law

     MEMBERS OF THE BOARD OF MANAGEMENT OR EMPLOYEES OF DAIMLERCHRYSLER AG ARE ALSO MEMBERS OF SUPERVISORY BOARDS OF THE FOLLOWING CREDIT INSTITUTES:

     Bayerische Hypo- und Vereinsbank AG
     DaimlerChrysler Bank GmbH
     HVB Real Estate Bank AG

     No member of the DaimlerChrysler Supervisory Board is employed by any bank or a member of any bank's board of management.

     CREDIT INSTITUTES THAT HOLD EQUITY IN DAIMLERCHRYSLER AG THAT MUST BE DISCLOSED PURSUANT TO SECTION 21 OF THE GERMAN SECURITIES TRADING LAW:

     Deutsche Bank AG, Frankfurt (11.8%)

     CREDIT INSTITUTES THAT BELONGED TO A CONSORTIUM THAT WITHIN THE LAST FIVE YEARS CARRIED OUT THE COMPANY'S LAST SECURITIES ISSUE:

     ABN AMRO Bank N.V.
     Banc of America Securities Inc.
     Banc One Capital Markets Inc.
     Barclays Bank plc
     Bayerische Hypo- und Vereinsbank AG
     Bayerische Landesbank Girozentrale
     Bear Stearns & Co.
     BNP Paribas
     Caboto Holdings SIM S.P.A.
     Commerzbank Aktiengesellschaft
     Credit Suisse First Boston Corporation
     Deutsche Bank AG
     Dresdner Bank AG
     DZ Bank Deutsche Genossenschaftsbank AG
     Goldman Sachs & Co.
     HSBC Bank plc
     J.P. Morgan Chase & Co.
     Landesbank Baden-Wuerttemberg
     Morgan Stanley & Co.
     Salomon Smith Barney Inc.
     Scotia Bank
     Societe Generale
     UBS Warburg LLC
     Westdeutsche Landesbank Girozentrale

     DaimlerChrysler AG
     Stuttgart, Germany
     Auburn Hills, USA
     www.daimlerchrysler.com

                                 DAIMLERCHRYSLER


                                 COUNTER-MOTIONS

                      5th Annual Meeting DaimlerChrysler AG
                 April 9, 2003, Berlin Fair Trade Center (Messe Berlin)


DEAR SHAREHOLDERS,

For our Annual Meeting to be held in Berlin on April 9, 2003, some shareholders have submitted counter-motions to Agenda items 2, 3, 4, 5, 6, 8, 9, 11, 13 and 14.

The following counter-motions are listed in chronological order as submitted to DaimlerChrysler.

YOU CAN SUPPORT COUNTER-MOTIONS BY VOTING "NO" ON THE RESPECTIVE AGENDA ITEMS.

SOME COUNTER-MOTIONS MAY BE VOTED ON SEPARATELY AT THE MEETING. YOU MAY VOTE FOR SUCH COUNTER-MOTIONS, WHICH ARE SPECIFIED BY THE LETTERS A TO H, BY MARKING THE APPROPRIATE BOX ON THE PROXY CARD/VOTING INSTRUCTION FORM OR ON THE INTERNET.

MICHAEL MENCH, Alfred-Neumann-Anger 8, 81737 Munich, Germany

REGARDING ITEMS 3 AND 4 OF THE AGENDA

"The actions of the Board of Management and the Supervisory Board are not to be ratified.

REASON

DaimlerChrysler is still a major sponsor of events at which animals are injured and killed. In prior years, the sponsoring of brutal rodeo by Dodge and cruel bullfighting by Mercedes-Benz has been criticized. Meanwhile, it has emerged that DaimlerChrysler sponsors the merciless Iditarod sledge-dog race in Alaska with the Dodge and Chrysler brands. Sledge dogs die during this pitiless race every year. DaimlerChrysler thus sponsors an activity in which the huskies also suffer and/or die from the bad conditions in which they are kept before the race. In addition, with its Mercedes-Benz and Jeep brands the Group sponsors the Spanish national hunting association. It is well known that the protection of rare species is not taken very seriously in Spain. At present an EU case is being heard against Spain due to the fact that wolves are being shot there although they are a protected species. Furthermore, DaimlerChrysler also sponsors controversial horse-riding events. The Group can be accused of criminal superficiality in the selection of its sponsoring partners, which hopefully does not apply to the selection of other partners necessary for the production of motor vehicles. In the long term, this attitude will lead to a serious loss of image. Partners for sponsoring activities should be chosen more carefully and should be obliged to observe ethical principles. At the same time, the actual advertising benefits of these image-damaging events should be examined. The Group's response to this issue so far can be seen at www.anti-corrida.de."

                                       ***


DR. HEINO DRIELING, App. 801, Fuchsbau, Ungererstr. 19,
80802 Munich, Germany

REGARDING ITEM 2 OF THE AGENDA

MOTION A

"The proposal of the Board of Management and the Supervisory Board is to be rejected, and a dividend of EUR 1 is to be distributed. Furthermore, independent experts are to carry out a special audit of the year-end financial statements.

REASON

The risks of cash compensation resulting from the current arbitration case for the shareholders of Daimler-Benz AG who suffered from the merger with Chrysler have not been taken into consideration.

In addition, the book profit presumably running into the billions from the inclusion of Maschinenfabrik Esslingen in the accounts of DaimlerChrysler AG fakes a positive result. The enormous plots of land were previously valued in accordance with the German Commercial Code (HGB), but have

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                                        3

now been newly valued at market prices in accordance with US GAAP. The genuine profit does not justify the dividend increase."

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified.

REASON

In his book, "The Hour of the Strategist", David Waller claims that Eaton and Schrempp agreed without any witnesses in London on April 9, 1998 that Daimler-Benz would pay USD 57.50 instead of the current stock-market price of USD 43.50 per Chrysler share.

If this is true, all statements, expert opinions and examinations in connection with the merger are false, and the current proceedings with Kerkorian are a farce. The Board of Management and the Supervisory Board of DaimlerChrysler AG should immediately call the public prosecutor."

REGARDING ITEM 4 OF THE AGENDA

"The actions of the Supervisory Board are not to be ratified.

REASON

On February 20, 2003, Wirtschaftswoche wrote that DaimlerChrysler had lost more than EUR 60 billion in value since 1999 and had the worst performance of all the large automobile manufacturers. In this context Edzard Reuter added that solely the sale of shareholdings by the old Daimler-Benz AG brought in double-digit billion amounts. The price of DaimlerChrysler shares is similar to the price of Daimler-Benz's shares in 1985, its market capitalization is lower than that of Daimler-Benz AG before Schrempp took over.

The main responsibility for wrong personnel and material decisions is held by the Supervisory Board, and above all by Hilmar Kopper."

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                                        4

REGARDING ITEM 6 OF THE AGENDA

"This proposal is to be rejected.

REASON

Great risks are connected with the sale of motor vehicles worldwide, but especially in the United States at Chrysler and Freightliner. The claims for cash compensation arising from the case of arbitration mean that the consequences on liquidity are unforeseeable.

In such a situation it is irresponsible for DaimlerChrysler to invest in its own shares. This probably serves the commission and financial interests of Deutsche Bank with Breuer/Kopper, which could then realize book profits."

REGARDING ITEM 8 OF THE AGENDA

"This proposal is to be rejected.

REASON

It is grotesque if DaimlerChrysler resolves to purchase its own shares under item 6, while issuing new shares against cash contributions. Is Deutsche Bank AG supposed to earn commission in this way, or what is the sense of this motion?"

REGARDING ITEM 9 OF THE AGENDA

"This proposal is to be rejected.

REASON

In the past, Schrempp and his associates "achieved" losses in the double-digit billions with the acquisition of desolate companies whose situation should have been recognized if a half careful examination had been carried out. Fokker and Dornier are two cases in point. With this resolution the door will be opened for Schrempp, Dr. Gentz etc. to purchase more companies from the scrap heap with renewed losses for DaimlerChrysler AG."

REGARDING ITEM 11 OF THE AGENDA

"This proposal is to be rejected.

REASON

Professor Breitschwerdt was the most successful Board of Management Chairman in the history of Daimler-Benz.

He is said to have refused to buy any more non-automotive companies from the scrap heap after AEG, against the interests of the major shareholder, Deutsche Bank.

Under Reuter there was diversification, under Schrempp again a concentration on core competencies, but when in doubt with high commission and profits for Deutsche Bank with each transaction.

The Board of Management and the Supervisory Board do not even master the present business. Is that why they always want to start something new?"

REGARDING ITEM 14 OF THE AGENDA

"This proposal is to be rejected.

REASON

First Baden-Wuerttemberg was abandoned as a location. The annual shareholders' meetings take place in Berlin, where it is doubtful that the employee shareholders will come with any critical questions.

At DaimlerChrysler Schrempp has abolished the German language. Now he apparently wants to abandon Germany as a location so that German shareholders can no longer appear. In the Chrysler Building DaimlerChrysler pays horrendous rent for office floors that have been empty since 1999. Schrempp wanted to influence the share price from there. Whose game are Schrempp and Kopper really playing?"

                                       ***

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                                        6

WIMMAR BREUER, Mozartstr. 13, 51427 Bergisch Gladbach, Germany

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified.

REASON

DaimlerChrysler still does not deem it necessary to fit soot-particulate filters in its diesel-engine passenger cars, although it has meanwhile been proven without a doubt that certain concentrations of diesel soot can cause cancer.

Although studies show that thousands of people die of cancer every year because of diesel soot, the Board of Management ignores this fact and delays the market launch of soot-particulate filters that is so vital for the environment and people's health."

                                       ***


PAUL RUSSMANN, Forststr. 160 c, 70193 Stuttgart, Germany

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified.

REASON

The Board of Management has not answered the following questions which I asked at the Annual Meeting in 2002, although they were submitted in advance in written form:

To which states and in what quantities - insofar as this can be ascertained - were Daimler/EADS armaments and dual-use goods supplied in 2001?

What was the amount of total revenues from armaments and dual-use goods in 2001?

Were, or are, EADS armaments used by the Turkish army against the Kurds or in the civil war in Israel?

Has DASA implemented its internal armaments-export guidelines also at EADS?

Daimler/EADS is involved in the development of new atomic missiles, the M51 for example. Yet the Group's guidelines "for the export of embargo goods, especially defense technology" issued in 1991 prohibit Daimler employees from "any involvement with ABC weapons and their components or the erection of production facilities for such goods".

Why is DaimlerChrysler involved in the development of atomic weapons at EADS, although its own guidelines expressly forbid this?

Does the Board of Management of DaimlerChrysler share the opinion of the International Court of Justice that atomic weapons are "generally in breach of international law"?

What is the DaimlerChrysler Board of Management's view of the intention of EADS, in which DaimlerChrysler holds a major shareholding, to expand its armaments activities?

Whereas Italy has classified MIFF and MUSPA as anti-personnel mines and destroyed them, RTG Euromunition (a 50% subsidiary of Daimler/EADS) advertises for submunition mines "to meet the customers' needs for each target scenario" and in a brochure for the MIFF mine "to engage mine-clearing vehicles". How does the Board of Management assess this advertising?

Why were the submunitions or submunition mines MIFF and MUSPA offered under the names of PATS and PAAS in the journal, NATO'S NATIONS in 2001?

How many of the MIFF and MUSPA submunition mines were produced in the last three years and what were their destination countries?

Are there any new orders for the MIFF and MUSPA submunition mines?

Would the Board of Management welcome an Ottawa 2 agreement with the goal not only of condemning anti-personnel mines, but also all other types of mines?"


REGARDING ITEM 4 OF THE AGENDA

"The actions of the Supervisory Board are not to be ratified.

REASON

Numerous shareholders last year granted proxy voting rights to the DaimlerChrysler Critical Shareholders, Arndtstr. 31, 70197 Stuttgart, phone 0711/608396, e-mail orl@gaia.de, www.kritischeaktionaere.de, because the Supervisory Board ignored demands to abandon armaments production and armaments export. Daimler/EADS actually wants to increase the share of armaments in EADS' business from 25% to 30% in the coming years. In other words: in the future even more Daimler/EADS weapons will be exported all over the world.

The Daimler/EADS weapons include the submunition mines MIFF/PATS and MUSPA/PAAS. Whereas Italy has classified MIFF and MUSPA as anti-personnel mines and destroyed them, RTG Euromunition (a 50% subsidiary of Daimler/EADS) advertises for submunition mines "to meet the customers' needs for each target scenario" and in a brochure for the MIFF mine "to engage mine-clearing vehicles".

Although atomic weapons are "generally in breach of international law", "a crime against humanity" and "morally despicable", DaimlerChrysler thoughtlessly sets itself apart from the statements of churches and the International Court of Law. Daimler/EADS is also involved in the production of missiles for atomic warheads (M51 program), contrary to Daimler's own "Monitoring of exports in connection with embargo goods, particularly of defense technology".

The core of these guidelines prohibits DaimlerChrysler employees from being involved in the production of atomic, biological or chemical weapons of mass destruction: "Thus any involvement with ABC weapons or their components or with the erection of production facilities for such weapons is excluded."

Instead of initiating an essential contribution to the conversion of jobs away from armaments production, the Supervisory Board of DaimlerChrysler has so far ignored the Group's own (share in the) production of weapons and armaments. Thus it has not fulfilled its moral and ethical responsibility and at the same time has failed in its task of monitoring the Group's Board of Management."

                                       ***


MARIA POSTEL, Rossbergstr. 11, 73734 Esslingen-Zollberg, Germany

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified.

REASON

Although it has been proven for a long time that from a certain concentration diesel soot can cause cancer, for several years the DaimlerChrysler Group has vehemently refused to install soot-particle filters in its diesel vehicles. For over two years now, the Association of Critical DaimlerChrysler Shareholders has demanded that soot-particle filters should be fitted to all diesel cars (www.kritischeaktionaere.de/Konzernkritik/konzernkritik.html).
Meanwhile, as a result of the Group's irresponsible blockade in this matter, it is now being subjected to increasing public pressure. Several demonstrations, by Greenpeace for example, in front of the DaimlerChrysler headquarters in Stuttgart-Moehringen and at numerous branches, have led to a broad mobilization for the introduction of soot-particle filters, and clearly demonstrated to the public the Group's refusal to cooperate on this issue. There is little

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                                        9

comprehension among the public for the attitude of DaimlerChrysler AG. Meanwhile the first cases have become known in which customers have decided against the purchase of a diesel-engine car from DaimlerChrysler due to the fact that insufficient protection from soot particles is offered. In addition, a massive loss in value of up to 50% in the first year is to be expected for cars without soot-particle filters. The consequence: DaimlerChrysler is losing customers in the increasingly important market for cars with diesel engines. The fact that this issue can be dealt with differently is shown by an interim appraisal of the campaign that started in November 2002, "No diesel without filter": Peugeot, Citroen, Fiat and Lancia currently offer eight cars with fourteen different engine variants with soot-particle filters. Renault and Toyota have also officially announced that they will launch particle filters on a broad front (www.duh.de). Although Daimler-Benz was one of the first automotive companies to carry out tests with soot-particle filters in cars in the eighties, technological leadership in this field was lost long ago to the French PSA group (with its Peugeot and Citroen brands). Three years ago, PSA successfully developed a soot-particle filter system for standard diesel-engine cars, thus becoming the first manufacturer in the world to supply a practically soot-free diesel engine for cars. Even ADAC, the German automobile club, accuses the German manufacturers of having "slept through" these developments.

Last year, the management already stated its position on these massive accusations and will this year also probably state monotonously that they are working towards a "holistic concept" that will reduce not only soot particles, but also "the emission of other pollutants such as nitrogen oxide, carbon monoxide and hydrocarbons by more than 50%". They want to "fulfill the limits valid from 2005/2006". But what the Group does not disclose is the fact that for three years now the soot-particle filters offer a technology suitable for mass production which, in terms of the emission of extremely dangerous soot particles, not only fulfills the EURO 4 limits, but actually undercuts them by a factor of one hundred. For example, the Peugeot 607 HDI sets the benchmark for the number of particles in a size of 10 to 300 nanometers: With all test cycles, according to the ADAC, emissions are 6,000 times lower than from a Mercedes E 220 CDI - with an increase in consumption of only 2-3%. The significant reduction in the pollutants mentioned by DaimlerChrysler is without a doubt an important goal for the minimization of damage to the environment and people's heath. But this cannot and must not mean that the introduction of this technology is withheld for years. The Group is trying to make the impression that "holistic concepts" are better and more effective, and that one cannot be achieved without the other. In reality, the reduction of soot particles and the reduction of other pollutants need not take place with a single technology (solely from a technical point of view quite different solutions are required). To the great advantage of environment and health, other manufacturers already put into practice the first stage of these reductions with the standard use of soot-particle filters in 2000, and are sensibly working in parallel on additional reduction targets. An attitude

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                                       10

of waiting in connection with this technological challenge - as DaimlerChrysler is doing - is evidently rejected as irresponsible by the competitors in France, Italy and Japan.

I demand of DaimlerChrysler the immediate introduction of soot-particle filters in all diesel cars, combined with substantial efforts to retrofit all used diesel automobiles with filter technology at a later date. Mr. Dauensteiner of the Association of Critical DaimlerChrysler Shareholders will support this proposal at the Annual Meeting and demand a vote on it. Please direct any questions on the subject to him (alexander@dauensteiner.de)."

REGARDING ITEM 4 OF THE AGENDA

"The actions of the Supervisory Board are not to be ratified.

REASON

The monitoring of the Supervisory Board of DaimlerChrysler AG particularly by the shareholder representatives in matters of environmental protection takes place either not at all or insufficiently. From numerous disturbing incidents that occurred in 2002 I hereby name just a few examples:

The reduction in fuel consumption for all vehicles that is necessary for climate protection is making hardly any progress at all. On the basis of the figures published by the German Association of the Automotive Industry (VDA), the average reduction for the cars produced by DaimlerChrysler AG from model year 2002 to model year 2003 amounts to only 0.06 liters per 100 km! If the Group continued the essential reduction in fuel consumption at this "speed", it would take more than 16 years to achieve a reduction of 1 liter per 100 km. The fact that some of the competitors are able to react more successfully is shown by examples of other German automobile manufacturers, which have achieved a reduction of more than 5% within a year. The Association of Critical DaimlerChrysler Shareholders (www.kritischeaktionaere.de/Konzernkritik
/konzernkritik.html) has demanded significantly greater efforts for the reduction of fleet consumption for several years now. In its detailed statement on the Group's strategy in the field of environmental protection it has repeatedly pointed out that, for example, the introduction of fuel-cell technology announced by the company for 2004/05 probably will not be realized in this short period and thus cannot make a relevant contribution to the reduction of fleet consumption. Last year, the Group gradually postponed the broad market launch of fuel cells for about another ten years. The Supervisory Board has failed, parallel to the development of this innovative technology, to promote with similar enthusiasm other activities for the reduction of fuel consumption. It has therefore by no means fulfilled its responsibilities.

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                                       11

On the contrary, the Supervisory Board is apparently not at all disturbed by the fact that after leaving the American Global Climate Coalition anti-climate-protection lobby - as promoted by the Association, in the last US election campaign the Group supported the candidates of the Republican Party with substantial sums of money. The American bestseller author, Michael Moore, has reported that DaimlerChrysler supported the present energy minister, Spencer Abraham, as one of the biggest donors in the election campaign. Among other things, Abraham is against stricter standards on fuel consumption.

The Supervisory Board is apparently also not disturbed by the fact that the Group was (and still is?) a member of the so-called Coalition for Vehicle Choice, which has repeatedly moved against stricter fuel-consumption regulations in the United States. The Group's shareholders are right to expect immediate clarification and - if the membership is still valid - immediate termination. Just as membership of the Global Climate Coalition did not fit in with our corporate environmental goals, there is absolutely no justification for our membership of Coalition for Vehicle Choice.

Last year there were several reports in the media stating that the trucks produced by DaimlerChrysler AG do not fulfill the statutory EURO 2 limits for nitrogen oxide emissions in normal daily use. Investigations by the German Federal Environmental Office led to the suspicion that the adjustment of the electronic fuel injection system was altered by DaimlerChrysler for the optimization of fuel consumption after type approval was issued. This alteration, however, implies a serious increase in nitrogen oxide emissions as a consequence. A statement agreed on with the VDA merely states, "Euro-2 engines fulfill the regulations. - The investigations which have allegedly shown deviations from the applicable limits have so far not been made available to us. We are therefore unable to take a position on this matter." If this statement is taken seriously, one must assume that DaimlerChrysler is apparently unaware of its own engine-management data. These tricks are especially annoying because they have already been seen through in the United States and have led to fines of up to one billion dollars. Once again, there is no sign of any monitoring by the Supervisory Board or any clarification by the Group."

REGARDING ITEM 13 OF THE AGENDA

"The proposal of the Board of Management and the Supervisory Board on the changes in the compensation of the Supervisory Board and in the Articles of Incorporation are not to be approved.

REASON

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                                       12

In order to improve the company's position in the competition to gain outstanding personalities for the Supervisory Board, the compensation of the members of the Supervisory Board is to be increased with effect from the current financial year." This is the justification offered by the Board of Management and the Supervisory Board for a more than generous increase in the compensation of the Supervisory Board. And further on in the Agenda it is claimed that the current compensation "lags behind comparable companies". Measured against the present "performance" of the Supervisory Board, one might hope that an increase in compensation might really lead to a nearly completely different membership of this board with significantly enhanced competencies - this alone would be incentive enough to reluctantly agree to this over-generous increase. But in realistic terms this can hardly be expected, especially not for Supervisory Board Chairman Hilmar Kopper (whose compensation of EURO 102,258.38 is to be more than doubled to EURO 225,000) in view of his stubbornness in the defense of his position. If one at all considers a new level of compensation in such shameless categories, one should really make it depend on the competence of those persons who assume these duties in the future. To be brief: Judging by the performance of this board (and compensation should primarily be oriented towards this factor), some of its members can be pleased that their compensation is not being reduced - an increase of the proposed, appalling magnitude is therefore out of the question and should logically be rejected."

                                       ***


CHRISTIAN KORDA, Bauerbankstrasse 9, 50969 Koeln, Germany

REGARDING ITEMS 3 AND 4 OF THE AGENDA

"The actions of the Board of Management and the Supervisory Board are not to be ratified.

REASON

DaimlerChrysler refuses to install soot filters, either as standard equipment or individually, in any kind of diesel vehicle. There are no apparent reasons for this refusal.

The diesel-soot filter is ready for use, it is technically fully developed and the costs of fitting it are irrelevant.

Filter technology reduces the number of soot particles by a factor of 5,000.

Diesel soot causes asthma and allergies, increases people's susceptibility to heart attacks and cancer, which is a scientifically proven fact. Soot particles penetrate deep into the lungs and thus also into the bloodstream.

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                                       13

The deaths caused by diesel soot go into the thousands, while the number of persons suffering illnesses due to this cause is far higher.

Other vehicle manufacturers supply such filters as standard equipment.

Refusal to fit such diesel-soot filters is technologically, environmentally and socially unacceptable and damages the Group's image."

                                       ***

RUTH HOPPE, Weilbergstr. 23, 53604 Bad Honnef, Germany

REGARDING ITEM 13 OF THE AGENDA

MOTION B

"Not only is the proposed increase in the compensation of the Supervisory Board to be rejected, but the rates of compensation are to be halved.

REASON

It is incomprehensible for the shareholders why the compensation for the members of the Supervisory Board should be increased, while the shareholders' dividends are to remain at a reduced level and the price of DaimlerChrysler's shares has suffered such a drastic fall due to the miserable performance of the Board of Management and the Supervisory Board - more and more foreign firms are bought which are ready for the scrap heap.

Furthermore, as a German citizen I expect that the DaimlerChrysler group not only has the benefit of the infrastructure paid for by the German population, but also that it makes a contribution to the public good by paying corporate income tax.

                                       ***


HEINZ NETTA, Amberger Strasse 49a, 92245 Kuemmersbruck, Germany

REGARDING ITEM 13 OF THE AGENDA

MOTION C

"The proposed increase in the compensation of the Supervisory Board is to be rejected and the existing rates of compensation are to be maintained.

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                                       14

REASON

The proposed increase in compensation is absolutely excessive. It means that irrespective of the profit situation (!) the Chairman of the Audit Committee would receive 124.7% more, the Chairman of the Supervisory Board 120% more, his deputy 95.6% more, and all the other members 46.7% more - for the same activities. In addition, the meeting fees are to be increased by a "modest" 7.6%. Such increases are a crass contradiction of general income developments, do not fit in with the economic situation and disturb the social peace.

The existing compensation rates are more than sufficient for Supervisory Board activities at DaimlerChrysler, particularly as the members of the Supervisory Board are insured against asset-damage risks by the company and usually receive additional lucrative income from other board activities."

                                       ***


HEIDE BROLL, Glehner Weg 39, 41464 Neuss, Germany

REGARDING ITEM 13 OF THE AGENDA

MOTION C

"The proposed increase in the compensation of the Supervisory Board is to be rejected.

REASON

Neither in the Board of Management nor the Supervisory Board is there a single woman.

Do not claim that you could not find one.

In the present situation there is absolutely no reason to increase the compensation of the members of the Supervisory Board.

This has nothing to do with the quality of the persons needed for these positions.

Anyone who accepts such a position because of the money is the wrong person for the job anyway."

                                       ***

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                                       15

MICHAEL REGULA, Keferloherstr. 90, 80807 Munich, Germany

REGARDING ITEM 6 OF THE AGENDA

MOTION D

"Item 6 of the Agenda is to be rejected in the form proposed. Instead of this, the contents of Item 6 excluding section d) are to be approved.

REASON

The listing of the Company's shares at foreign stock exchanges where they were hitherto not registered for trading can significantly alter the shareholder structure (currently 57% Germany). The present owners of the Company should therefore not consent to the Company buying shares, independently and without an explicit resolution by the shareholders, in order to introduce them at additional foreign stock markets. It is to be assumed that a possible launch at additional foreign stock exchanges leaves enough time to explicitly resolve at a shareholders' meeting that the Company should purchase shares specifically for this purpose."

                                       ***


DACHVERBAND DER KRITISCHEN AKTIONAERINNEN UND AKTIONAERE (ASSOCIATION OF CRITICAL SHAREHOLDERS), P.O. Box 130335, 50497 Cologne, Ebertplatz 12, 50668 Cologne, Germany

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified."

REGARDING ITEM 4 OF THE AGENDA

"The actions of the Supervisory Board are not to be ratified."

REGARDING ITEM 6 OF THE AGENDA

MOTION E

"The purchase of the company's own shares for transfer to the management (6f) is to be rejected."

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                                       16

REGARDING ITEM 11 OF THE AGENDA

MOTION F

"The proposed new definition of the object of the Company is only to be approved if the first five points are supplemented by the words, "only for non-military use"."

REGARDING ITEM 13 OF THE AGENDA

MOTION C

"The compensation of the Supervisory Board is not to be increased.

REASON FOR ALL FIVE COUNTER-MOTIONS

The Board of Management and the Supervisory Board have failed to guide DaimlerChrysler onto an environment-friendly and peace-preserving course. They still focus on luxury cars and weapons of war.

Ms. Postel and Mr. Russmann in particular have convincingly described the failings of the Group's management in the reasons for their counter measures which have already been published. Additional management mistakes are described in detail at www.kritischeaktionaere.de under the section of "Konzernkritik".

For these reasons, the actions of the Board of Management and the Supervisory Board cannot be ratified (Items 3 and 4), nor may additional compensation be approved for them (Items 6f and 13).

In view of the wars, set to last for many years, of individual NATO states against the Arab world, the businesses of DaimlerChrysler must now be clearly declared as being for civil applications (Item 11). Any production of weapons of war or goods with military applications must be ruled out."

                                       ***


DIETRICH-E. KUTZ, Berthold-Hupmann-Str. 65, 88400 Biberach, Germany

REGARDING ITEMS 3 AND 4 OF THE AGENDA

"The actions of the Board of Management and the Supervisory Board are not to be ratified."

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                                       17

REGARDING ITEM 13 OF THE AGENDA

"There is to be no alteration to the compensation of the Supervisory Board or to the Articles of Incorporation due to the morally questionable increase (about 125%)."

REGARDING ITEM 13 OF THE AGENDA

MOTION G

"Resolution to set the compensation of the Supervisory Board at a fixed component (EURO 50,000 p.a.) and a profit-related component (starting at EURO 3.50 net income per share), without any payment by the company for the asset-damage liability insurance.

REASON FOR ALL FOUR COUNTER-MOTIONS

Shareholder value, held up as a goal for several years now, has not been achieved despite the stock-option plan (self-service), due to a lack of performance and lack of ability on the part of the management. Do the boards and their chairmen feel over-burdened by the interests of the shareholders?

The morally questionable and unreasonably high compensation without any evidence of success, and demands for an increase of around 125%, to the detriment of shareholders and employees, are not in keeping with the times. What about adopting the principle: Performance and responsibility may be rewarded? And not:
Among the blind, the one-eyed man is king!

The Board of Management and the Supervisory Board have not fulfilled expectations for many years, and it cannot be foreseen when they will deliver the necessary performance. This is not envy - but they are just not worth the money!

An urgent appeal to all shareholders to recognize the long-term effects of these plans and to put an end to this arrogant and egotistical show. Please vote for the above counter motions!"

                                       ***


PAUL AND BIRGIT WOLF, Tilsiterstr. 10, 71737 Kirchberg/ Murr, Germany

REGARDING ITEM 5 OF THE AGENDA

MOTION H

"The firm of Ernst & Young is to be elected as independent auditors for the 2003 financial year.

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                                       18

REASON

In my view there is a plausible and generally accepted principle that the right to audit and the audit assignment are only for a limited time, with the consequence and necessity of making a change."

                                       ***


IRENE LANGHEIN, Grindelallee 180, 20144 Hamburg, Germany

REGARDING ITEM 5 OF THE AGENDA

The firm of KPMG is not to be re-elected as the independent auditors.

REASON

KPMG is constantly involved in auditing scandals.

a) Flowtex: Inventory audit apparently not carried out, but certified, hundreds of millions in debt.

b) Comroad financial statements wrongly certified. KPGM revokes its own certification for 1998-2000.

c) Bayer Lipobay not written down in time.

d) Phenomedia scandal (connected with the "Grouse" computer game) - a listed company, audited by KPMG, certified, got into trouble and falsified figures.

e) Slobodna Dalmacija Croatia. KPMG audited, certified, and got into trouble.

f) Scandal with Telematiknetz - KPMG is involved.

g) Berliner Bank audited and certified by KPMG - and got into trouble.

h) Rank Xerox feels cheated by their audit certification, even the SEC stepped in and sued KPMG.

i) Ride Aid drug-store chain falsely certified $200 million, settlement paid by KPMG.

j) Oxford Health audit falsely certified, $75 million paid by KPMG.

KPMG is constantly involved in audit scandals, the shareholders feel cheated. Such audit certifications are no longer credible.

                                       ***

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                                       19

HOLGER ROTHBAUER, Poststr. 12, 72072 Tuebingen, Germany

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified.

REASON

In 2002, the international Apartheid Debt & Reparations Campaign made a claim for reparations before a New York court from, among others, DaimlerChrysler. The charge is that the former Daimler Benz AG cooperated with the apartheid regime and as a result of this economic cooperation the apartheid system was stabilized within the country. During the apartheid regime thousands of people were discriminated against, persecuted, tortured and killed. The individual effects of this apartheid regime can still be seen and experienced in many forms in South Africa today. The plaintiffs are of the opinion that those companies - such as DaimlerChrysler - which made profits in South Africa during the apartheid years should now pay reparations. Negotiations with these companies to pay into a reparations fund on a voluntary basis have failed. There is thus no other possibility than to take legal action against them.

The DaimlerChrysler Board of Management has informed neither the shareholders nor the public in any form of these legal proceedings and the amount of reparations demanded by the plaintiffs. Neither has a review of the role played by DaimlerChrysler during the apartheid regime been initiated by the Board of Management. There was also no public statement on the various social projects promoted by DaimlerChrysler in South Africa as a reply to the charges. This policy or "head-in-the-sand" attitude of the Board of Management in such matters not only contradicts the spirit of the Global Compact, which DaimlerChrysler has signed, but also creates uncertainty among institutional investors, who are increasingly critical of such matters.

The Association of Critical DaimlerChrysler Shareholders (KADC) in Stuttgart is therefore right to demand that the company critically review its cooperation with the apartheid regime in South Africa, and that the company be fundamentally willing to negotiate with legitimate representatives of apartheid victims on appropriate reparations in the context of promoting social projects."

REGARDING ITEM 13 OF THE AGENDA

MOTION C

"The proposal to increase the compensation of the Supervisory Board is to be rejected.

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                                       20

REASON

Hitherto, one of the more positive features of our company has been a certain restraint concerning the compensation of the Supervisory Board. But apparently all restraint is being eroded in the era of Schrempp and Kopper. After
Mr. Schrempp's compensation increased astronomically as a result of the merger, it now seems that the impoverished Supervisory Board feels the need to catch up. The employee representatives in the Supervisory Board do not benefit from such increases, as they donate their compensation to the trade unions' Hans Bockler Foundation. For only a handful of meetings each year the members of the Supervisory Board representing the shareholders are now to receive 50% more than before, the well-known, "poor" Chairman of the Supervisory Board, Hilmar Kopper, is actually to receive more than double his previous compensation, that is, a meager EURO 250,000. In times of economic difficulties such as these, in which men such as Mr. Kopper have publicly appealed for restraint with wage increases, what explanation can there be to justify an increase of more than 100%? It has nothing at all to do with envy to question the logic of such a doubling in compensation for a few days work, which is far more than the annual income of a trained craftsman, as there can be no sound reasons for it. And the payments made in addition to the official compensation are not even mentioned - these are supposedly in excess of EURO 1,000 per meeting. The previous compensation, with a moderate increase of up to 10%, is absolutely sufficient. There is no justification for a special rate of increase for the Chairman. Unfortunately, one cannot avoid getting the impression that this is once again a case of those at the top helping themselves out of the company's funds, if possible without too much publicity."

                                       ***


WALTER SCHWENNINGER, Haaggasse 35, 72070 Tuebingen, Germany

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified.

REASON

The former Daimler-Benz AG earned billions of Deutschmarks from its business with armaments companies in South Africa during apartheid and thus bears some of the responsibility for the fact that, with the help of this security apparatus, what the UNO called a "uniquely unjust regime" could be maintained. Exactly with expensive armaments (military vehicles etc.) and civil license production in South Africa (engines that were fitted to

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                                       21

military vehicles) the company helped the UNO boycott to be broken and increased South Africa's burden of debt.

Now that the report of the Truth Commission in South Africa has finally been concluded in March 2003, our company should finally declare publicly that it bears some of the blame for serious infringements of human rights (murder, torture, sexual violence, unjustified arrests).

The company should finally publish the figures of these profits so that in the case before the courts an adequate amount of compensation can be assessed for the 32,000 victims of apartheid."

                                       ***


JUERGEN GRAESSLIN, Haierweg 51, 79114 Freiburg, Germany

REGARDING ITEM 3 OF THE AGENDA

"The actions of the Board of Management are not to be ratified.

REASON

The year 2002 was marked by mass dismissals. DaimlerChrysler AG is also amongst the companies that destroyed massive numbers of jobs - by the end of 2002 it had dismissed a total of 6,899 employees. General wage increases ranged around an average of 2% in 2002, in many sectors no increases were paid at all. Nevertheless, the DaimlerChrysler management has once again shamelessly served itself from the company's funds. Whereas in 2001, total compensation of EURO 22 million was disclosed for the Board of Management, in 2002 this figure had already risen to EURO 50.8 million, equivalent to a 130% increase.

The Americanization of Board of Management salaries is diametrically opposed to the policy of secrecy that has been criticized for years at shareholders' meetings by the Association of Critical DaimlerChrysler Shareholders (KADC, Arndtstrasse 31, 70197 Stuttgart, Tel. 0711-60 83 96, Fax 0711-60 83 57):
While the Board of Management receives shamelessly exorbitant salaries, it still refuses to disclose their exact amounts. Whereas other large renowned German companies have earned praise by following the trend towards giving individualized details

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                                       22

of Board of Management salaries, the management of DaimlerChrysler AG perseveres in its fortress mentality.

Although in the current Annual Report, the Board of Management indulges in pompous prose about the "transparency" of the company, it in no way lives up to its own targets in this crucial point. For example, the DaimlerChrysler Board of Management does not hesitate to give consideration to the "Declaration of Compliance with the German Corporate Governance Code". This requires that the "details on the compensation of the members of the Board of Management be given individually in the notes to the consolidated financial statements".
Mr. Schrempp and the Board of Management are as shy of salary transparency as is the devil of holy water.

The reason is clear. This secrecy is meant to provide cover for all those Board of Management members who, due to generally difficult conditions or lack of performance, achieved lower performance-related components of compensation."

REGARDING ITEM 4 OF THE AGENDA

"The actions of the Supervisory Board are not to be ratified.

REASON

DaimlerChrysler AG is one of the profiteers of the Iraq war. For many years now, the Association of Critical DaimlerChrysler Shareholders

(KADC, Arndtstrasse 31, 70197 Stuttgart, Tel. 0711-60 83 96, Fax 0711-60
8357) has been criticizing the lack of control over the Board of Management exercised by the Supervisory Board, particularly in the field of armaments production and export. This wrong-headed business policy has caused the company to acquire 33% of the shares of the European Aeronautic Defence and Space Company (EADS), thus becoming the biggest single shareholder of this armaments company.

This makes DaimlerChrysler not only a manufacturer of civil vehicles, but also a producer of fighter-bombers and helicopters, launch systems and military satellites, atomic weapons and land mines (submunitions). With

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                                       23

the worldwide export of weapons, EADS is continuing the inglorious tradition of DaimlerChrysler Aerospace (DASA).

In addition, for many years Mercedes-Benz has been one of the leading suppliers of military vehicles, which have been and are still being delivered to fake democracies and dictators. In advertisements, Mercedes boasts of its great experience and the use of the military vehicles even under extreme conditions, and promises: "Nothing can match experience".

But the company's advertising does not mention the fact that nearly every regime in the Gulf region has Mercedes military vehicles and uses them to infringe human rights. A few weeks before war broke out, Iraq submitted its weapons report to the United Nations, in which the Saddam Hussein regime admits owning Mercedes military vehicles.

The DASA predecessor supplied MBB weapons to Iraq years ago. In action in the Iraq war, many of these Mercedes military vehicles and Daimler weapons will be worn out or destroyed, so that new orders can be expected.

Last year the Supervisory Board again failed to initiate the necessary conversion measures (converting to civil production). For this reason the Association of Critical DaimlerChrysler Shareholders calls for the company finally to completely stop producing weapons and to completely stop exporting weapons and military vehicles to areas of crisis or war. As long as this does not happen, DaimlerChrysler AG will remain one of the profiteers of war."

                                       ***

POSITION OF THE MANAGEMENT:

The Board of Management and the Supervisory Board maintains the motions as laid down in the Agenda and state their position on the counter motions as follows:

The proposal made by the Board of Management and the Supervisory Board of increasing the dividend from EURO 1.00 to EURO 1.50 per share reflects the significant improvement in the profitability of our operative business as well as our confidence in the further development of the DaimlerChrysler Group. The Board of Management and the Supervisory Board are of the

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                                       24

opinion that the shareholders should participate in DaimlerChrysler's positive development via the proposed dividend increase.

Threatening risks are properly taken account of in our financial statements. The valuation of Daimler-Benz AG and of Chrysler Corporation in the context of the merger of the two companies took place in accordance with generally accepted valuation guidelines and was certified by independent auditors. There are no plausible grounds to doubt the correctness and appropriateness of the exchange ratio. We therefore see no reason to form an accrual for the case at arbitration. And by the way, no book gains were made in connection with Maschinenfabrik Esslingen.

The market capitalization of DaimlerChrysler AG is now higher than that of Daimler-Benz AG in May 1995. Due to the equity markets' negative developments, we believe that our company's performance in 2002 and its future potential are not at present reflected by the price of DaimlerChrysler stock. Detailed information on our corporate strategy and business developments in 2002, in which DaimlerChrysler substantially improved its profitability despite the difficult prevailing conditions, can be found in our Annual Report 2002 (www.daimlerchrysler.com, under Investor Relations) and in the short version of that report, which all shareholders have received together with the invitation to the Annual Meeting.

Authorization to acquire our own shares is to be granted again so that, as and when required, the company can continue to make flexible use of the possibility explained on page 23 of the Agenda.

With the capital measures proposed in Items 8 to 10 of the Agenda, we are pursuing the goal of securing and extending DaimlerChrysler's scope to issue equity. This will enable the company to act quickly and flexibly whenever this is necessary.

The alteration to the object of the company proposed in Item 11 of the Agenda will enable our concentration on the automotive business also to be clearly reflected by the Articles of Incorporation of DaimlerChrysler AG.

The increase in the Supervisory Board's compensation is intended to provide adequate compensation to the members of the Supervisory Board in comparison with the competing companies. At the same time, as is generally expected, the varying workload due to the assumption of additional duties (chairmanship, deputy chairmanship, membership of committees) is to be given due consideration.

The compensation of the members of the Board of Management is shown on page 141 of the Annual Report, separately listed as fixed and variable components as well as components with long-term incentive effects. These details are essential for the assessment of whether the ratio of guaranteed to performance-related compensation is appropriate.

DaimlerChrysler has been working for a long time on the reduction of particulate matter and fine-dust emissions from diesel engines. Our modern diesel-engine passenger cars fulfill the limits set by today's

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                                       25

mandatory Euro 3 regulations without particle filters. It is our goal not to restrict ourselves to just one component of emissions, such as particulate matter, but to reduce all relevant emissions, including nitrogen oxides, and thus to ensure the complete fulfillment of future emission regulations while minimizing fuel consumption. The technical way we have chosen is via the further improvement of the combustion process inside the engine - this leads to less particulate matter being produced.

DaimlerChrysler's Euro 2 engines for commercial vehicles also fulfill the legal emission limits. This fulfillment is tested and secured on the basis of stipulated technical conditions and measuring regulations. We regard the accusations made in this context as groundless.

The fuel consumption of the Mercedes Car Group fleet has decreased significantly in recent years, both from a German and a European perspective, and in the coming years we intend to continue this positive trend.

At previous annual meetings we have replied in detail to questions concerning defense technology. Insofar as such questions refer to EADS, we made a fundamental statement on this issue at last year's meeting. Questions regarding the operative business of EADS should be discussed at that company's annual meetings.

On page 83 of the Annual Report, we provide information on the legal action being taken against DaimlerChrysler AG and/or some of its subsidiaries in connection with the practice of apartheid in South Africa before 1994. We regard the claims made by the plaintiffs as unjustified and will defend ourselves vigorously against them.

The protection and proper treatment of animals is one of the values that DaimlerChrysler upholds. We therefore support only those events which comply with the relevant laws applying to the protection of animals.

The Board of Management and the Supervisory Board reserve the right to make more detailed statements on the individual counter motions at the Annual Meeting on April 9, 2003.

Stuttgart-Moehringen, March 28, 2003

DAIMLERCHRYSLER

The Board of Management

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               DaimlerChrysler AG


                               By: /s/ ppa.  Robert Koethner
                                   ---------------------------------
                                   Name:     Robert Koethner
                                   Title:    Vice President
                                             Chief Accounting Officer


                               By: /s/ i. V. Silvia Nierbauer
                                   ---------------------------------
                                   Name:     Silvia Nierbauer
                                   Title:    Director


Date: April 3, 2003